Exhibit 99.1

AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

- between -

FET MANAGEMENT LTD.

- and -

FOCUS COMMERCIAL TRUST

Dated as of February 13, 2008

TABLE OF CONTENTS

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation Not Affected by Headings, etc.	5
1.3 Currency	5
1.4 Number, etc.	5
1.5 Date for Any Action	5
1.6 Entire Agreement	5
1.7 Accounting Matters	5
1.8 Construction	5
1.9 Governing Law	6
1.10 Schedule	6

Article 2 THE PARTNERSHIP	6
2.1 Nature of Partnership	6
2.2 Subscription	6
2.3 Action and Consent	6
2.4 Filing of Certificates	6

Article 3 NAME, PLACE OF BUSINESS AND DURATION OF THE PARTNERSHIP	7
3.1 Name of Partnership	7
3.2 Place of Business	7
3.3 Term of Partnership	7

Article 4 BUSINESS OF THE PARTNERSHIP	7
4.1 Business of the Partnership	7
4.2 Business in Other Jurisdictions	8
4.3 Other Business	8
4.4 Partnership Property	8
4.5 Title to Partnership Property	8

Article 5 PARTNERSHIP CAPITAL AND UNITS	8
5.1 Classes of Partnership Units	8
5.2 Attributes of Class A Units	8
5.3 Attributes of Class B Units	9
5.4 Initial Limited Partner	9
5.5 Priority Between Partnership Units of the Same Class or Series	9
5.6 Additional Issuances of Securities and Classes of Partnership Units	9
5.7 No Pre-Emptive Rights	11
5.8 No Fractional Interests in the Partnership	11
5.9 Advances to Partnership	11
5.10 No Additional Contribution	11
5.11 Subdivision or Consolidation of Partnership Units	11
5.12 General Partnership Interests	11
5.13 Unit Certificates	12
5.14 Replacement, Cancellation	12
5.15 Restriction on Transfers	12
5.16 Exception	12
5.17 Requirements for Transfer	13

Article 6 CAPITAL CONTRIBUTION AND ACCOUNTS	13
6.1 Capital Subscription	13
6.2 Contribution of Limited Partners	14
6.3 Contribution of the General Partner	14
6.4 Separate Capital Accounts	14

6.5 Separate Current Accounts	14
6.6 No Interest Payable	14
6.7 Return of Capital	14

Article 7 ALLOCATION OF INCOME AND LOSS	15
7.1 Allocation of Net Income	15
7.2 Allocation of Net Losses	16
7.3 Allocation of Income and Loss for Tax Purposes	16
7.4 Tax and Other Information	16

Article 8 LOANS AND DISTRIBUTIONS	16
8.1 Loans and Distributions on Class B Units	16
8.2 Distributions on Class A Units	16
8.3 Distributions to the General Partner	16
8.4 Payment	17
8.5 Partial Payment	17
8.6 Right of Set-Off	17
8.7 Borrowings by Holders of Class A Units	17
8.8 Loan Accounts	18
8.9 Withholdings	18

Article 9 SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT	18
9.1 Support Agreement and Voting and Exchange Trust Agreement	18
9.2 Further Actions	18

Article 10 VOTING RIGHTS	18
10.1 Voting Rights	18
10.2 Approval for Change to Class or Series of Partnership Units	19
10.3 Evidence of Approval	19
10.4 Interested Parties	19
10.5 Resolutions Binding	19

Article 11 REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARTNERS	19
11.1 Representations and Warranties of the General Partner	19
11.2 Covenants of the General Partner	19
11.3 Representations and Warranties of Limited Partners	20
11.4 Covenants of Limited Partners	20
11.5 Validity Beyond Execution	20

Article 12 LIABILITIES OF THE PARTNERS AND INDEMNITIES	20
12.1 Liability of General and Limited Partners	20
12.2 Indemnity of Limited Partners	21
12.3 Costs of Litigation	22
12.4 Relationship - No Representations	22
12.5 Indemnity of Officers of Partnership	22
12.6 Costs of Litigation	22

Article 13 FUNCTIONS AND POWERS OF THE PARTNERS	22
13.1 Exclusive Authority	22
13.2 Rights, Powers and Obligations of the General Partner	23
13.3 Authority of the General Partner	24
13.4 Advances and Loans to Partnership	24
13.5 Delegation and Termination	25
13.6 Exercise of Good Faith	25
13.7 Indemnification	25
13.8 Exception	25

13.9 Resolution of Conflicts of Interest	25

Article 14 ACCOUNTING AND REPORTING	26
14.1 Fiscal Year	26
14.2 Books and Records	26
14.3 Register	26
14.4 Access to Books and Records	26
14.5 Banking	26

Article 15 POWER OF ATTORNEY	26
15.1 Appointment	26
15.2 Irrevocable	28

Article 16 AMENDMENT	28
16.1 Amendment Procedures	28
16.2 Consent Required	28
16.3 Approval by Extraordinary Resolution	29
16.4 Notice of Limited Partners	29

Article 17 NOTICES	29
17.1 Address	29
17.2 Change of Address	29

Article 18 DISSOLUTION AND LIQUIDATION	29
18.1 Events of Dissolution	29
18.2 No Dissolution	30
18.3 Continuation After Event of Dissolution	30
18.4 Procedure on Dissolution	30
18.5 Cancellation of Certificate	31
18.6 No Right to Dissolve	31
18.7 Agreement Continues	31

Article 19 CHANGE OF GENERAL PARTNER	31
19.1 Removal of the General Partner	31
19.2 Deemed Resignation of the General Partner	31
19.3 Transfer to New General Partner	31
19.4 Transfer of Title to New General Partner	31
19.5 Release by Partnership	32
19.6 New General Partner	32
19.7 Transfer of General Partner Interest	32
19.8 Resignation and Removal of the General Partner	32
19.9 Effective Date of Resignation or Deemed Resignation of the General Partner	32
19.10 Continuity of Partnership	32

Article 20 MISCELLANEOUS	32
20.1 Counterparts	33
20.2 Default by the General Partner	33
20.3 Severability	33
20.4 Successors and Assigns	33
20.5 Governing Law	33
20.6 Limitation on Liability	33

Schedule A - Provisions Attaching to the Class B Units and Certain Provisions Attaching to the Class A Units

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT is dated as of February 13, 2008, amending and restating the Limited Partnership Agreement dated June 21, 2006.

AMONG:

FET MANAGEMENT LTD., a body corporate incorporated pursuant to the ABCA (the "General Partner")

- and -

FOCUS COMMERCIAL TRUST, an unincorporated investment trust established under the laws of Alberta, by its Administrator, FET Resources Ltd. (the "Initial Limited Partner")

- and -

Each Person who, from time to time, is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (the "Limited Partners")

WHEREAS on June 26, 2006, the General Partner and the Initial Limited Partner formed and organized the Partnership upon and subject to the terms of the limited partnership agreement dated June 26, 2006 (the "Original LP Agreement") and registered with Alberta Corporate Registry under Certificate of Limited Partnership No. LP12511507;

AND WHEREAS the Original LP Agreement is amended and restated in connection with a plan of arrangement effective as of the date hereof among Enerplus, EnerMark Inc., Focus Energy Trust ("Focus") and FET Resources Ltd., pursuant to which, inter alia, Enerplus has assumed the covenants and obligations of Focus with respect to the issue of Enerplus Units pursuant to the Exchange Right.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants and agreements herein set forth, the parties covenant and agree, each with the others, as follows:

ARTICLE 1
INTERPRETATION

1.1    Definitions

In this Agreement unless the context otherwise requires:

(a)	"ABCA" means the Business Corporations Act (Alberta), as amended from time to time, including the regulations from time to time promulgated thereunder;

(b)
"Administration Agreement" means the agreement entered into on June 21, 2006 among FCT and the General Partner pursuant to which the General Partner provides certain administrative and support services to FCT, as from time to time amended, supplemented or restated;

(c)	"affiliate" or "associate" when used to indicate a relationship with a Person or company, has the same meaning as set forth in the Securities Act (Alberta);

(d)
"applicable law" means any applicable law including any statute, regulation, by law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(e)	"Board of Directors" means the board of directors of the General Partner;

(f)	"Business" means the business of the Partnership as set out in Section 4.1;

(g)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta for the transaction of banking business;

(h)	"Capital Account" has the meaning ascribed thereto in Section 6.4;

(i)	"Capital Contribution" means the capital contributed by a Partner or agreed to be contributed by a Partner pursuant to Article 6;

(j)
"Certificate" means a certificate in respect of the Partnership filed pursuant to the Partnership Act and as amended in accordance with all notices to such certificates filed pursuant to the Partnership Act;

(k)	"Certificate Date" means the date on which the Certificate was initially filed in accordance with Section 2.4;

(l)	"Class A Units" means the Class A limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth herein;

(m)	"Class B Units" means the Class B limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth herein;

(n)	"Current Account" has the meaning ascribed thereto in Section 6.5;

(o)	"Eligible Person" means a Person who is not a Non-Resident or a Tax-Exempt;

(p)
"Eligible Transferee" means, in relation to a holder of Class B Units, an Eligible Person that does not deal at arms' length with such holder, within the meaning of the Tax Act, and is approved as an "Eligible Transferee" by the General Partner, which approval shall not be unreasonably withheld;

(q)	"Enerplus" means Enerplus Resources Fund, a trust established under the laws of the Province of Alberta pursuant to the Enerplus Trust Indenture;

(r)
"Enerplus Record Date" means any record date for determining the holders of Enerplus Units entitled to a distribution in accordance with the Enerplus Trust Indenture, including for greater certainty any Distribution Record Date (as defined in the Enerplus Trust Indenture) but excluding any such date which occurred before February 13, 2008;

(s)
"Enerplus Special Voting Right" means the special voting right of Enerplus issued by Enerplus and deposited with the Voting and Exchange Trustee, which shall entitle, inter alia, the holders of Class B Units to such number of votes at meetings of holders of Enerplus Units as equals the number of Enerplus Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

(t)	"Enerplus Subsidiary" means any direct or indirect subsidiary (within the meaning of the Securities Act (Alberta)) of Enerplus;

(u)
"Enerplus Trust Indenture" means the Amended and Restated Trust Indenture dated November 8, 2007 among EnerMark Inc., Enerplus Resources Corporation and CIBC Mellon Trust Company, as may be amended, supplemented or restated from time to time;

(v)	"Enerplus Unit" means a trust unit of Enerplus, each such unit representing an equal undivided beneficial interest therein;

(w)	"Enerplus Unitholders" means the holders of record of Enerplus Units;

(x)	"Exchange Ratio" means, in respect of the exchange of Class B Units for Enerplus Units, 0.425 of an Enerplus Unit for each Class B Unit;

(y)	"Exchange Ratio Percentage" means 42.5%;

(z)
"Exchange Right" means the right of a holder of Class B Units to require Enerplus to exchange Enerplus Units for such Class B Units in accordance with the Exchange Ratio in accordance with the rights, privileges, restrictions and conditions of the Class B Units and the Voting and Exchange Trust Agreement;

(aa)
"Extraordinary Resolution" means a written resolution in one or more counterparts consented to in writing by the General Partner and by the Limited Partners holding Class A Units, and approved by the holders of Class B Units in accordance with Section 11.1 of Schedule A hereto;

(bb)	"FCT" means Focus Commercial Trust, an unincorporated trust established under the laws of Alberta;

(cc)	"FCT Trust Indenture" means the declaration of trust dated June 21, 2006 between Focus Energy Trust and FET Resources Ltd., as may be amended, supplemented or restated from time to time;

(dd)	"FCT Trustee" means FET Resources Ltd., as initial trustee of FCT, or such other Person as becomes the trustee of FCT in accordance with the FCT Trust Indenture;

(ee)	"Fiscal Year" has the meaning ascribed thereto in Section 14.1;

(ff)	"FLP Subsidiary" means any Person that is, from time to time, owned and controlled by the Partnership;

(gg)	"General Partner" means FET Management Ltd. and each other Person who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(hh)	"General Partnership Interest" means the interest of the General Partner in the Partnership;

(ii)
"governmental authority" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(jj)
"holder" means, when used with reference to Class A Units or Class B Units, the holder of such units as shown from time to time on the register of Partners maintained by or on behalf of the Partnership in respect of such units;

(kk)	"Indemnity" means the indemnity referred to in Section 12.5;

(ll)	"insolvent" means the inability of the Partnership to pay its debts as they become due in the ordinary course of business;

(mm)
"Limited Partners" means the Initial Limited Partner, those Persons who from time to time become holders of Class A Units or Class B Units, a Person who has subscribed for and paid for one or more Class A Units or Class B Units and whose subscription has been accepted by the General Partner who is registered as a limited partner in accordance with this Agreement and their respective successors and permitted assignees;

(nn)	"Loan Account" has the meaning ascribed thereto in Section 8.8;

(oo)
"Net Income" or "Net Loss" means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership) less all expenses properly incurred by or on behalf of the Partnership, all as determined by the General Partner in accordance with generally accepted accounting principles;

(pp)
"Non-Resident" means (i) a Person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(qq)
"Ordinary Resolution" means a written resolution in one or more counterparts consented to in writing by the General Partner and by Limited Partners holding a simple majority of the number of Class A Units outstanding in the Partnership;

(rr)	"Partners" means, collectively, the Limited Partners and the General Partner, and "Partner" means any one of the Partners;

(ss)	"Partnership" means the limited partnership formed pursuant to this Agreement;

(tt)	"Partnership Act" means the Partnership Act (Alberta), as amended from time to time;

(uu)
"Partnership Assets" means, at any time, all monies, properties and other assets as are at such time held by or on behalf of the Partnership or held by the General Partner on behalf of the Partnership;

(vv)	"Partnership Units" means limited partnership units in the Partnership, initially consisting of Class A Units and Class B Units;

(ww)	"Person" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(xx)	"Register" has the meaning ascribed thereto in Section 14.3;

(yy)	"Securities" has the meaning ascribed thereto in Section 5.6(c);

(zz)
"Securities Legislation" means the securities legislation of each province and territory of Canada, the rules, regulations and forms made or promulgated under such legislation, the policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the TSX and the New York Stock Exchange, as any of the foregoing may be amended from time to time;

(aaa)
"Support Agreement" means the amended and restated support agreement dated as of February 13, 2008, among Enerplus, the Partnership and the General Partner, as amended or further restated from time to time;

(bbb)	"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

(ccc)	"Tax-Exempt" means a Person that is exempt from tax under Part I of the Tax Act;

(ddd)	"Transfer" has the meaning ascribed thereto in Section 5.15;

(eee)
"Transfer Agent" means such entity including the General Partner as may from time to time be appointed by the General Partner to act as registrar and transfer agent of the Class B Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(fff)	"Trustee" means CIBC Mellon Trust Company, as the trustee of Enerplus, or such other Person as becomes the trustee of Enerplus in accordance with the Enerplus Trust Indenture;

(ggg)	"TSX" means the Toronto Stock Exchange;

(hhh)	"Unit Certificate" means a certificate in such form or forms as may be approved by the General Partner, evidencing one or more Partnership Units, issued in accordance with the provisions hereof;

(iii)
"Voting and Exchange Trust Agreement" means the amended and restated voting and exchange trust agreement dated as of February 13, 2008, among Enerplus, the Partnership and CIBC Mellon Trust Company, as amended or further restated from time to time; and

(jjj)
"Voting and Exchange Trustee" means CIBC Mellon Trust Company, as trustee under the Voting and Exchange Trust Agreement, or such other person as becomes trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2    Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references in this Agreement to an "Article" or a "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement.  Unless otherwise indicated, the terms "this Agreement", "hereof", "herein", "hereunder" and "hereby" and similar expressions refer to this Limited Partnership Agreement (including the Schedule hereto), as from time to time amended, supplemented or restated, and not to any particular article, section schedule or other portion hereof.

1.3    Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4    Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5    Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6    Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7    Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8    Construction

In this Agreement, unless otherwise indicated:

(a)
the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)
a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(d)	time is of the essence; and

(e)	references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9    Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.10          Schedule

The following Schedule is annexed to this Agreement and is hereby incorporated by reference into this Agreement and forms an integral part hereof:

Schedule A - Provisions Attaching to the Class B Units and Certain Provisions Attaching to the Class A Units.

ARTICLE 2
THE PARTNERSHIP

2.1    Nature of Partnership

The General Partner and the Limited Partners established the Partnership as a limited partnership pursuant to the laws of Alberta and the provisions of the Original Partnership Agreement on June 21, 2006 and agree to and hereby do amend and restate the Original Partnership Agreement.

2.2    Subscription

A Person shall become a Limited Partner of the Partnership upon acceptance by the General Partner of that Person's subscription for Class A Units or Class B Units.

2.3    Action and Consent

Except as provided in this Agreement, no action or consent by any other Limited Partner shall be required for the admission of any new Limited Partners.

2.4    Filing of Certificates

As soon as practicable following the execution hereof and as required from time to time thereafter, the General Partner shall cause to be executed and filed such certificates, instruments and documents as may be required under the Partnership Act or other laws of Alberta to evidence the admission of the Limited Partners to the Partnership or otherwise.  The General Partner and each Limited Partner shall execute and deliver as promptly as possible any documents that may be necessary or desirable to accomplish the purposes of this Agreement or to give effect to the formation and continuance of the Partnership under applicable laws.  The General Partner shall take all necessary actions on the basis of information available to the General Partner in order to maintain the status of the Partnership as a limited partnership.

ARTICLE 3
NAME, PLACE OF BUSINESS AND DURATION OF THE PARTNERSHIP

3.1    Name of Partnership

The name of the Partnership is "Focus Limited Partnership", or such other name as the General Partner may from deem appropriate to comply with the laws of the jurisdictions in which the Partnership may carry on business.  The General Partner shall have the right to change the name of the Partnership and to file an amendment to the Certificate changing the name of the Partnership.

3.2    Place of Business

The principal place of business of the Partnership shall be located at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1.  The General Partner shall have the right to change the office and place of business of the Partnership from time to time in its sole discretion.

3.3    Term of Partnership

Each of the General Partner and the Limited Partners covenants and agrees to continue the Partnership pursuant to the provisions of the Partnership Act and this Agreement until such time as the Partnership is dissolved in accordance with the terms of this Agreement.  In the event of the admission, resignation or withdrawal of a General Partner or Limited Partner, the business of the Partnership shall be continued by the General Partner without novation.

ARTICLE 4
BUSINESS OF THE PARTNERSHIP

4.1    Business of the Partnership

(a)
The business of the Partnership (the "Business") shall consist of acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature and kind of, or issued by, Enerplus or any associate or affiliate thereof, or of, or issued by, any other corporation, partnership, trust or other Person involved, directly or indirectly, in any business which involves exploring for or drilling, extracting, gathering, processing, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, water, minerals or other related products, power or other forms of energy, and all related businesses and such other businesses as the Board of Directors may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person; provided that for so long as the Partnership is the holder of securities of any FLP Subsidiaries, the Business shall be conducted solely through its investment in such FLP Subsidiaries.

(b)	Except with the approval by Extraordinary Resolution, the Partnership shall not vote its securities of any FLP Subsidiary to authorize:

(i)	a sale, exchange or other disposition of all or substantially all of the assets of an FLP Subsidiary (either in a single transaction or a series of transactions);

(ii)	any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving an FLP Subsidiary; or

(iii)	the winding-up, liquidation or dissolution of an FLP Subsidiary prior to the end of the term of Enerplus;

except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of Enerplus, the Partnership or such FLP Subsidiary.

4.2    Business in Other Jurisdictions

(a)
The Partnership shall not carry on business in any jurisdiction unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from the limited liability provisions applicable in such jurisdiction. The Partnership shall not carry on business in any jurisdiction in which the laws do not recognize the liability of the Limited Partners to be limited unless, in the opinion of the General Partner, the risks associated with the possible absence of limited liability in such jurisdiction are not significant considering the relevant circumstances.

(b)
The Partnership shall carry on business in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner shall register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

4.3    Other Business

The Partnership shall not carry on any active business, other than the Business, provided that the foregoing shall not be interpreted so as to prevent the Partnership from investing and re-investing its funds.

4.4    Partnership Property

Except as otherwise specifically provided in this Agreement, the Partnership shall hold the property of the Partnership and apply it exclusively for the purposes of the Partnership in accordance with this Agreement.

4.5    Title to Partnership Property

The General Partner is authorized to take legal title in its name to any or all property of the Partnership, which will be held in trust for the Partnership, but with authority to replace and dispose of it as deemed prudent in the conduct of the business and affairs of the Partnership.

ARTICLE 5
PARTNERSHIP CAPITAL AND UNITS

5.1    Classes of Partnership Units

The authorized capital of the Partnership consists of the General Partnership Interest, an unlimited number of Class A Units and an unlimited number of Class B Units.

5.2    Attributes of Class A Units

In addition to the rights and privileges, restrictions, conditions and limitations attached to the Class A Units and set out elsewhere herein, the Class A Units shall have attached thereto the following rights and privileges and be subject to the following restrictions, conditions and limitations:

(a)	Class A Units shall be issuable solely to and held solely by the Initial Limited Partner or an affiliate of the Initial Limited Partner;

(b)
holders of Class A Units shall have the right to one vote for each Class A Unit on any Ordinary Resolution or Extraordinary Resolution, except in respect of any matter that holders of Class B Units are entitled to vote separately as a class herein; and

(c)
on a distribution of Partnership Assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among the Partners for the purpose of winding-up its affairs, the holders of the Class A Units shall be entitled to share in the distribution of the Partnership Assets as provided in Schedule A.

5.3    Attributes of Class B Units

In addition to the rights and privileges, restrictions, conditions and limitations attached to the Class B Units and set out elsewhere herein, the Class B Units shall have attached thereto the following rights and privileges and be subject to the following restrictions, conditions and limitations:

(a)	the voting rights of the holders of Class B Units shall be as set out in Section 10.1 hereof; and

(b)	the Class B Units shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto.

5.4    Initial Limited Partner

On June 21, 2006, the Initial Limited Partner subscribed for one Class A Unit for an aggregate capital contribution of $100 and such subscription was accepted by the General Partner.

5.5    Priority Between Partnership Units of the Same Class or Series

Each Partnership Unit of the same class or series shall rank equally with all other Partnership Units of the same class or series and shall entitle the holder thereof to the same rights and obligations as the holder of any other Partnership Unit of the same class or series and no Limited Partner shall be entitled to any privilege, priority or preference hereunder in relation to any other Limited Partner holding Partnership Units of the same class or series.

5.6    Additional Issuances of Securities and Classes of Partnership Units

(a)
The General Partner, in addition to the Class A Units and Class B Units, is authorized to cause the Partnership to issue at any time Partnership Units of any class or series or other Securities, to the General Partner, to any Limited Partners or to other Eligible Persons, all without any consent or approval of the Limited Partners or any percentage thereof.  The General Partner shall determine the consideration and terms and conditions with respect to any future issuance of Securities in a manner that it in good faith determines to be in the best interests of the Partnership, which classes or series of Securities, if any, shall have such designations, preferences, privileges, participation rights or other special rights and restrictions as shall be fixed by the General Partner and, if the Securities are Partnership Units may include, without limitation:

(i)	the allocation of Partnership income, gain, loss, deduction and credit to each class or series of Partnership Units, if any;

(ii)	the right of each class or series of Partnership Units to share in Partnership distributions;

(iii)	the rights of each class or series of Partnership Units upon dissolution and liquidation of the Partnership;

(iv)	the price at which and the terms and conditions upon which each class or series of Partnership Units may be redeemed by the Partnership, if any class or series is so redeemable;

(v)
the rate at which and the terms and conditions upon which each class or series of Partnership Units, if any, may be converted into another class or series of Partnership Units, as the case may be, if any class or series is so convertible;

(vi)	the terms and conditions upon which each class or series of Partnership Units, if any, will be issued and assigned or transferred; and

(vii)
the right of each class or series of Partnership Units to vote on Partnership matters including matters relating to the relative designations, preferences, privileges, participation rights or other special rights and restrictions of such class or series, if any class or series is granted any voting rights, provided, however, that in fixing the designations, preferences, privileges, participation rights or other special rights and restrictions of any class or series of Partnership Units, the General Partner shall act in a manner that it in good faith determines to be in the best interests of the Partnership.

(b)
Upon or prior to the issuance of any new class or series of Partnership Units having designations, preferences, privileges, participation rights or other special rights and restrictions which shall not be identical to or more favourable than the designations, preferences, privileges, participation rights or other special rights and restrictions of the Class A Units or the Class B Units, the General Partner, without the consent at the time of any Limited Partner (each Limited Partner hereby consenting to any and each amendment), may amend any provision of this Agreement and, pursuant to the exercise of the power of attorney granted to the General Partner pursuant to Section 15.1, may execute, swear to, acknowledge, deliver, file and record such documents as the General Partner may determine necessary or appropriate in connection with such amendment in order to reflect the authorization and issuance of each class or series of Partnership Units or other Securities and the designations, preferences, privileges, participation rights or other special rights or restrictions thereof as to the matters set forth in Section 5.6(a).

(c)
Subject to Section 5.6(e), the General Partner is also authorized, subject to the Partnership Act, to cause the Partnership to issue any other type of security including, without limitation, secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Units that may be issued by the Partnership, or options, rights, warrants, appreciation rights or subscription rights relating to any class or series of Partnership Units, any debt obligations or any combination of any of the foregoing (collectively, "Securities") from time to time to the General Partner, to Limited Partners or to other Eligible Persons on terms and conditions established by the General Partner acting in a manner that it in good faith determines to be in the best interests of the Partnership.

(d)
The General Partner shall do all such things as it deems to be appropriate or necessary to comply with the Partnership Act and is authorized and directed to do all things which it deems to be necessary or advisable in connection with any future issuance of Securities, including compliance with any statute, rule, regulation or guideline of any securities regulatory authority or other governmental authority, which shall or may have jurisdiction over the Securities or the issuance, sale or transfer thereof.

(e)
Notwithstanding anything to the contrary in this Agreement, the General Partner shall not permit or cause the Partnership to issue Partnership Units or other Securities ranking ahead of or on a parity with the Class A Units or Class B Units as to loans, distributions, allocations of Net Income and Net Loss, liquidation or voting rights, other than the issuance, from time to time, of additional Class A Units or Class B Units, unless the General Partner is satisfied that the issuance of such Partnership Units or other Securities and the adherence to the preferences, privileges, participation rights and other special rights and restrictions, if any, thereof will not:

(i)	prevent the allocations to the Class A Units and the Class B Units required under Article 7;

(ii)	prevent the loans and distributions required under Article 8 in respect of the Class A Units and the Class B Units; or

(iii)
adversely affect the rights of the holders of Class B Units under the rights, privileges, restrictions and conditions attaching to the Class B Units, including under the Voting and Exchange Trust Agreement.

5.7    No Pre-Emptive Rights

Except as the General Partner may otherwise provide in connection with the issuance of additional Securities pursuant to Section 5.6, and except as otherwise provided in this Agreement, no Partner shall have any pre-emptive, preferential or other similar right with respect to:

(a)	additional Capital Contributions;

(b)	issuance or sale of Partnership Units, whether unissued or held in treasury;

(c)
issuance of any obligations, evidences of indebtedness or other Securities whether or not convertible into or exchangeable for or carrying or accompanied by any rights to receive, purchase or subscribe for, any Partnership Units, whether unissued or held in treasury;

(d)	issuance of any right of, subscription to or right to receive, or any warrant or option for the purchase of, any of the foregoing Securities; or

(e)	issuance or sale of any other Securities that may be issued or sold by the Partnership.

5.8    No Fractional Interests in the Partnership

No fractional Partnership Units or other interests in the Partnership may be issued by the Partnership or transferred by Partners.

5.9    Advances to Partnership

No Limited Partner shall be required to advance funds to the Partnership in excess of an amount equal to the Limited Partner's Capital Contribution.  If any Limited Partner shall advance funds to the Partnership in excess of the Limited Partner's Capital Contribution, the making of the advances shall not result in any increase in the Capital Contribution of the Limited Partner.  The amounts of any such advances in excess of such Partner's Capital Contribution shall be a debt of the Partnership to the Limited Partner and shall be payable or collectible only out of the Partnership Assets in accordance with the terms and conditions upon which the advances are made.  Default by the Partnership in repayment of such an advance shall not give the Limited Partner the right to demand or receive the return of any part of the Capital Account or Capital Contributions of such Limited Partner.

5.10          No Additional Contribution

Each Partnership Unit on issuance shall be fully paid and shall not be subject to any assessment for additional Capital Contributions.

5.11          Subdivision or Consolidation of Partnership Units

Without limitation to Section 3.2 of Schedule A hereto, the General Partner may at any time subdivide or consolidate any class or series of the Partnership Units on such basis as the General Partner in its discretion may determine provided that the General Partner shall only subdivide, redivide, reduce, combine, consolidate or change then outstanding Class B Units into a greater or lesser number of Class B Units, after giving effect to the Exchange Ratio, if an equivalent change has been made concurrently in the Enerplus Units.  After any subdivision or consolidation, the General Partner shall give to each Limited Partner such notice thereof as the General Partner in its discretion may consider reasonable in the circumstances.

5.12          General Partnership Interests

No certificate shall be issued to evidence the General Partnership Interest.

5.13          Unit Certificates

The General Partner shall, within 10 days after a Person becomes a Limited Partner, issue to such Limited Partner a copy of a Unit Certificate indicating that the registered holder thereof is the owner of the number of Partnership Units set out thereon and the original Unit Certificates shall be deposited with the Transfer Agent and may only be released upon a direction by the General Partner.  Each Unit Certificate shall be signed by at least one officer or director of the General Partner.  The General Partner, upon request by a transferee (a "Transferee") that is permitted in accordance with this Agreement, shall issue a new Unit Certificate for any Partnership Units transferred (which certificate shall be deposited with the Transfer Agent and may only be released upon a direction by the General Partner).  In the case of a transfer of less than all of the Partnership Units represented by a Unit Certificate, the General Partner, upon request by the transferor, shall issue and deposit with the Transfer Agent a new Unit Certificate for the balance of the Partnership Units retained by the transferor which may only be released upon a direction by the General Partner.  The Unit Certificates evidencing the Class B Units shall contain or have affixed thereto such further legend as is provided in Section 14.1 of Schedule A hereto.  The provisions of this Section 5.13 dealing with the deposit and legending of Unit Certificates shall not apply to certificates representing Class B Units acquired by Enerplus pursuant to the Exchange Right or to any transferee thereof.

5.14          Replacement, Cancellation

The General Partner may, in its discretion, direct the Transfer Agent to issue a new Unit Certificate in lieu of and upon cancellation of a Unit Certificate that has been mutilated or in substitution of a Unit Certificate that has been lost, apparently destroyed or wrongfully taken, upon payment of such fee and on such terms as to indemnification, reimbursement of expenses, and evidence of loss and of title as the General Partner and the Transfer Agent may from time to time prescribe which Unit Certificates will be held as provided in Section 5.13.

5.15          Restriction on Transfers

No holder of Class B Units may sell, assign, encumber, grant a security interest in, cause the Partnership to redeem or otherwise dispose of or transfer (or permit any of the foregoing to occur) whether voluntarily or involuntarily or otherwise (any such transaction being hereinafter called a "Transfer") its Class B Units, except in accordance with operation of law or with respect to a re-registration of Unit Certificates evidencing Class B Units that does not involve a change in beneficial ownership.  Notwithstanding the foregoing, the General Partner may refuse to recognize any Transfer of Class B Units if such Transfer fails to comply with Section 5.17 or if, in the opinion of the General Partner, such Transfer might result in the termination of the Partnership, a lien or charge on the properties of the Partnership or a breach of applicable Securities Legislation or if the transferee is a Non-Resident; and provided further that if any Limited Partner proposes a Transfer of all the Class B Units held by that Limited Partner then, unless the General Partner otherwise agrees, the Limited Partner will only be permitted to transfer all but one Class B Unit and such Class B Unit shall continue to be held by that Limited Partner until the first day of the Fiscal Year immediately following the Fiscal Year in which such Transfer occurs.

5.16          Exception

Nothing contained in this Agreement shall prohibit or prevent:

(a)
a Limited Partner from Transferring Class B Units to the Partnership, an Enerplus Subsidiary or Enerplus pursuant to the rights, privileges, restrictions and conditions attaching to the Class B Units, including under the Voting and Exchange Trust Agreement;

(b)
a Partner from mortgaging, charging, assigning, pledging, hypothecating or granting a security interest in or otherwise encumbering any or all of its General Partnership Interest or Class A Units as security for any one or more bona fide loans to, guarantees given by or any other present and future indebtedness, liabilities or other obligations of such Partner to another Person provided the General Partner has directed the release, pursuant to Section 5.13, of the Class A Units which are the subject of such security;

(c)
the holder of any mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance permitted by Section 5.16(b) from taking all such steps as may be necessary or desirable to exercise or enforce its rights and remedies under and realize upon the security of any such mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance; or

(d)
the completion of any sale or transfer of any or all of the General Partnership Interest or Class A Units of a Partner to any Person pursuant to any enforcement or realization of security contemplated by Section 5.16(b) provided such transferee provides the General Partner with the acknowledgment in writing provided for in Section 5.17(c), provided that, in the case of (b), (c) or (d) above, the Person, holder or transferee, respectively, is not a Non-Resident.

5.17          Requirements for Transfer

No Transfer of Partnership Units shall be effective or shall be registered on the register of transfers of the Partnership maintained by the Transfer Agent except upon delivery to the Transfer Agent of:

(a)
the Unit Certificate(s) representing such Partnership Units (if not already held by the Transfer Agent) and a stock power of attorney in form acceptable to the Transfer Agent, duly endorsed for Transfer by the transferor to the Transferee;

(b)	such assurance or evidence of signatures, identifications or authority to Transfer the Partnership Units as the Transfer Agent may from time to time prescribe;

(c)
acknowledgment in writing from the Transferee agreeing to be bound by the terms of this Agreement and to assume all obligations of the transferor under this Agreement that pertain to the Partnership Units being transferred in a form acceptable to the General Partner;

(d)	evidence, acceptable to the General Partner, that the Transferee is an Eligible Transferee;

(e)	confirmation that the provisions of all applicable Securities Legislation are being complied with, in a form acceptable to the General Partner;

(f)	a power of attorney and certificate of assumption in form acceptable to the General Partner, duly executed by the Transferee; and

(g)
a cheque to the General Partner for such amount as the General Partner determines is necessary to pay any expenses incurred by the Partnership in respect of the Transfer including, without limitation, any land transfer taxes payable in any jurisdiction as a result of such Transfer provided that, if the amount of any taxes payable by the Partnership as a result of such Transfer is determined subsequently and such amount as subsequently determined exceeds the amount previously paid by the transferring holder, the difference shall, on written notice by the General Partner to such transferring holder, be payable immediately by such transferring holder to the Partnership.

ARTICLE 6
CAPITAL CONTRIBUTION AND ACCOUNTS

6.1    Capital Subscription

Subject to Section 5.6, the General Partner may raise capital for the Partnership by selling and issuing Partnership Units and may determine the terms and conditions of any such sale and issuance and may do all things in that regard including preparing and filing a preliminary prospectus and a prospectus, or an offering memorandum, and such other documents as may be necessary or advisable, paying the expenses of issuing and entering into agreements with any Person providing for a commission or fee in respect of such sale, either to agents or purchasers provided that no subscription for Partnership Units may be made or shall be accepted for less than that number of Partnership Units necessary to comply with prospectus exemption requirements of applicable Securities Legislation in the provinces or territories of Canada in which Partnership Units are offered for sale.

6.2    Contribution of Limited Partners

The Capital Contribution of each Limited Partner shall be the subscription price for Partnership Units paid by such Limited Partner.  Where the subscription price for Partnership Units is satisfied by the delivery of assets, securities or other property, the amount of the Capital Contribution of the Limited Partner contributing such assets, securities or other property shall be the amount determined by the General Partner, in its sole discretion.

6.3    Contribution of the General Partner

The General Partner shall have no obligation to contribute to the capital of the Partnership.  The foregoing shall not be interpreted to prevent the General Partner or officers, directors, shareholders and other parties related to the General Partner from subscribing for or otherwise acquiring Partnership Units.

6.4    Separate Capital Accounts

The General Partner shall maintain a separate capital account (a "Capital Account") for each Partner and shall, on receipt of an amount in respect of a Capital Contribution, credit the Capital Account of such Partner with such Capital Contribution and shall debit the Capital Account of such Partner with the amount of any Capital Contribution actually returned from time to time by the Partnership to the Partner.  The interest of a Partner in the Partnership shall not terminate by reason of there being a negative or nil balance in the Partner's Capital Account.  Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Capital Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Capital Account or Capital Accounts as the context requires.

6.5    Separate Current Accounts

A separate current account ("Current Account") shall be established and maintained by the General Partner for each Partner, and all allocations of Net Income or Net Loss, including allocations under Article 7, shall be credited or debited, as the case may be, to the Current Account of the Partner for whom the allocation was made.  Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Current Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Current Account or Current Accounts as the context requires.  No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of Net Income or Net Loss attributable to the Partnership Units of any other Limited Partner.

6.6    No Interest Payable

No Partner shall be entitled to receive interest on the amount of its Capital Account or any balance in its Current Account from the Partnership and no Partner shall be liable to pay interest to the Partnership on any negative balance in its Capital Account or on any negative balance in its Current Account.  No Partner shall be entitled to withdraw any funds from the Capital Account or Current Account maintained for such Partner except in compliance with this Agreement.

6.7    Return of Capital

Except upon dissolution of the Partnership or as otherwise specifically provided in this Agreement, no Partner shall have any right to demand or to receive the return of any part of the Capital Account or Capital Contributions of the Partner. Notwithstanding the foregoing, in the event any distribution required to be made pursuant to this Agreement to any Partner is in excess of the balance in the Current Account maintained for such Partner, the excess shall be paid from the Capital Account maintained for such Partner and the Certificate shall be amended to reflect the return of capital to the Partner.

ARTICLE 7
ALLOCATION OF INCOME AND LOSS

7.1    Allocation of Net Income

For Fiscal Years ending after December 31, 2007, the Net Income shall be allocated by the Partnership as follows:

(a)	to the Person who is the General Partner at the end of the relevant Fiscal Year, an amount equal to 0.001% of the Net Income for such Fiscal Year;

(b)	for the Fiscal Year which began on January 1, 2008, to each Person who held Class B Units on January 31, 2008, the lesser of:

(i)	the aggregate amount of the loans made to such person by the Partnership on February 15, 2008 pursuant to Section 8.1; and

(ii)
the product obtained when 99.999% of the Net Income for the Fiscal Year which began on January 1, 2008 is multiplied by the quotient obtained when the aggregate number of Class B Units held by such Person on January 31, 2008 is divided by the aggregate number of Class B Units which were outstanding on January 31, 2008;

(c)	to each Person who holds, or at any time in the relevant Fiscal Year held, Class B Units, an amount equal to the amount determined by the following formula:

RNE	x	DPP AD

where:

(i)	RNE is the amount of Net Income for the relevant Fiscal Year which is not allocated pursuant to Sections 7.1(a) and (b);

(ii)	DPP is the aggregate of those amounts, determined for each Enerplus Record Date during the relevant Fiscal Year, which are equal to the product obtained when:

(A)
the amount equal to that portion of the distribution in respect of a single Enerplus Unit which became payable on such date for which Enerplus claims a deduction pursuant to subsection 104(6) of the Tax Act in computing its income for its taxation year that includes such Enerplus Record Date;

is multiplied by

(B)	the aggregate number of Class B Units held by the Person on such date; and

(iii)	AD is the aggregate of those amounts, determined for each Enerplus Record Date during the relevant Fiscal Year, which are equal to the product obtained when:

(A)	the amount of the distribution which became payable in respect of a single Enerplus Unit on such date;

is multiplied by

(B)	the aggregate number of Class B Units outstanding on such date; and

(d)
to each Person who holds Class A Units at the end of the relevant Fiscal Year, the amount equal to the product obtained when the amount of Net Income for the relevant Fiscal Year which is not allocated pursuant to Sections 7.1(a), (b) and (c) is multiplied by the quotient obtained when the aggregate number of Class A Units held by such Person at the end of such Fiscal Year is divided by the aggregate number of Class A Units outstanding at the end of such Fiscal Year.

7.2    Allocation of Net Losses

For any Fiscal Year ending after December 31, 2007, an amount equal to 0.001% of the Net Loss for the relevant Fiscal Year shall be allocated to the Person who is the General Partner at the end of the relevant Fiscal Year and 99.999% of the Net Loss for the relevant Fiscal Year shall be allocated to Persons who were holders of Class A Units pro rata in accordance with their respective holdings of Class A Units at the end of such Fiscal Year.

7.3    Allocation of Income and Loss for Tax Purposes

For tax purposes, the income or loss of the Partnership for any Fiscal Year shall be allocated to the Partners in the same manner that Net Income or Net Loss for that year would have been allocated if any reference to "Net Income" and "Net Loss" in Sections 7.1 and 7.2 were read as references to "income of the Partnership for the purposes subsection 96(1) of the Tax Act" and "loss of the Partnership for the purposes of subsection 96(1) of the Tax Act", respectively.  All other amounts allocable for tax purposes by the Partnership for a particular Fiscal Year shall be allocated to the Partners in the same manner that a Net Loss for that year would have been allocated.

7.4    Tax and Other Information

In accordance with the Tax Act, the General Partner will provide each Limited Partner with information on Net Income and Net Losses of the Partnership.

ARTICLE 8
LOANS AND DISTRIBUTIONS

8.1    Loans and Distributions on Class B Units

A holder of a Class B Unit shall be entitled to receive and the General Partner shall, subject to applicable law, make loans and pay distributions on each Class B Unit as set forth in Article 3 of Schedule A hereto.  Such loans shall be paid out of money, assets or property of the Partnership properly applicable to the making of loans.

8.2    Distributions on Class A Units

A holder of Class A Units shall be entitled to receive and the General Partner shall, subject to applicable law, from time to time pay distributions on each Class A Unit as the General Partner determines.  Such distributions shall be paid out of money, assets or property of the Partnership properly applicable to the payment of distributions or out of authorized but unissued Class A Units, as applicable.

8.3    Distributions to the General Partner

The General Partner shall be entitled to receive and the General Partner shall, subject to applicable law, pay itself from the assets of the Partnership a distribution in each Fiscal Year equal to 0.001% of the Net Income of the Partnership.  Such distributions shall be paid out of money, assets or property of the Partnership properly applicable to the payment of distributions.

8.4    Payment

The Partnership shall issue or cause to be issued cheques payable upon presentation in respect of any cash loans or distributions contemplated by Sections 8.1 to 8.3 hereof and the sending of such a cheque to each Partner entitled to such loan or distribution shall satisfy the cash loans or distributions represented thereby unless the cheque is not paid on presentation.  Unit Certificates registered in the name of the registered holder of Class A Units or Class B Units shall be issued or transferred in respect of any Class A Unit or Class B Unit, as the case may be, distribution and the sending of a copy of such a Unit Certificate to each holder of a Class A Unit or Class B Unit, as the case may be, (and the deposit of the original of such certificate with the Transfer Agent), as applicable, shall satisfy the Class B Unit distributions represented thereby.  Any other type and amount of property in respect of any loans or distributions shall be issued, distributed or transferred by the Partnership in such manner as the General Partner shall determine and the issuance, distribution or transfer thereof by the Partnership to each holder of a Class B Unit shall satisfy the loans or distributions represented thereby.  No holder of a Class B Unit shall be entitled to recover by action or other legal process against the Partnership any cash loan or distribution that is represented by a cheque that has not been duly presented for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan or distribution was payable.

8.5    Partial Payment

If on any advance or payment date for any loans or distributions declared under Sections 8.1, 8.2 or 8.3, the loans or distributions are not paid in full on all of the Partnership Units or the General Partnership Interest then outstanding and entitled to receive such a loan or distribution, any such advances or distributions that remain unadvanced or unpaid shall be advanced or paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient money, assets or property properly applicable to the advancement of such loans or payment of such distributions, as the case may be.

8.6    Right of Set-Off

The General Partner may, in its sole discretion, set-off and apply any sums otherwise payable to a Partner as a distribution hereunder against any amounts due to the Partnership from such Partner.

8.7    Borrowings by Holders of Class A Units

The holders of Class A Units shall be entitled, upon written request therefor to the General Partner, to borrow from the Partnership such amount as may be agreed to by the Limited Partners and the General Partner and subject to the holders of Class A Units entering into a full recourse grid note lending agreement with the Partnership which agreement shall include the following terms and conditions:

(a)
the principal amount to be lent by the Partnership to the Limited Partner shall not exceed the estimated cash distribution by the Partnership to such Limited Partner on its Class A Units during the term of the loan;

(b)	the loan shall be interest free;

(c)
the loan shall be repaid in full on the 1st day of the taxation year following the year in which the loan was made and the Limited Partner may (subject to the provision of Section 8.7(e)) elect to repay the loan by requesting that the Partnership set-off against the Capital Account of the Limited Partner an amount equal to the loan;

(d)
if the balance in the Capital Account is less than the amount of the loan, the Limited Partner shall forthwith pay to the Partnership the difference between the loan amount and the amount of the Capital Account and if the Capital Account is greater than the loan, the Partnership shall forthwith pay to the Limited Partner the difference between the amount of the Capital Account and the loan amount;

(e)
as security for the Limited Partner's obligations to the Partnership, the Limited Partner's cash distributions while the loan is outstanding shall be credited to such Limited Partner's Capital Account; and

(f)	such other terms and conditions as the General Partner or Limited Partner, acting reasonably, may decide are necessary.

8.8    Loan Accounts

A separate loan account ("Loan Account") shall be established and maintained by the General Partner for each Partner, and all amounts loaned (including loans pursuant to Section 3.1 of Schedule A hereto) and all amounts paid in respect thereof (including amounts set off in respect of such loans) shall be debited or credited, as the case may be, to the Loan Account of the Partner to whom the loan or payment was made.  Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Loan Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Loan Account or Loan Accounts as the context requires.  No Limited Partner shall be responsible for any amounts owed by any other Limited Partner.

8.9    Withholdings

The Partnership shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Partnership Units hereunder such amounts as the Partnership is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended.  To the extent that any amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Partnership Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Partnership is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership to enable it to comply with such deduction or withholding requirement and the Partnership shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 9
SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT

9.1    Support Agreement and Voting and Exchange Trust Agreement

The Partnership has entered into the Voting and Exchange Trust Agreement.  The Partnership has entered into the Support Agreement whereunder the parties agree to use their best efforts to ensure that the Partnership has sufficient financial resources (including Enerplus Units) to permit it to declare and pay loans and distributions on the Class B Units in accordance with Section 8.1 hereof.

9.2    Further Actions

The General Partner on behalf of the Partnership will take all such actions and do all such things as shall be necessary or advisable to perform and comply with all applicable provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Partnership and the holders of Class B Units in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Partnership and the holders of Class B Units all rights and benefits in favour of the Partnership and the holders of Class B Units under or pursuant to the Support Agreement and the Voting and Exchange Trust Agreement.

ARTICLE 10
VOTING RIGHTS
10.1          Voting Rights

Subject to Article 16 and except as otherwise provided herein, the holders of Class B Units shall not be entitled as such to receive notice of or to attend any meeting of the Partners or to vote at any such meeting.

10.2    Approval for Change to Class or Series of Partnership Units

Except as set forth in Article 11 of Schedule A hereto, the rights, privileges, restrictions and conditions attaching to any class or series of Partnership Units may only be added to, changed or removed with the approval of the holders of the Partnership Units of such class or series given as specified in Section 10.3.

10.3    Evidence of Approval

Any approval given by the holders of any class or series of Partnership Units to add to, change or remove any right, privilege, restriction or condition attaching to such class or series of Partnership Units or any other matter requiring the approval or consent of the holders of the Partnership Units of any class or series shall be deemed to have been sufficiently given, other than in respect of holders of Class B Units, if it shall have been approved by an Ordinary Resolution.

10.4    Interested Parties

Partnership Units owned by a Limited Partner who is party to a contract or proposed contract or who has a material interest in a contract, proposed contract or transaction (either directly or indirectly, including through an affiliate) which is the subject matter of a resolution shall not be entitled to a vote on such resolution; provided, however, that a Limited Partner shall be deemed not to have a material interest in a contract, proposed contract or transaction if the interest arises merely from the ownership of Partnership Units where the Limited Partner will have or receive no extra or special benefit or advantage not shared or enjoyed on a pro rata basis by all other Limited Partners.

10.5    Resolutions Binding

Any resolution passed in accordance with this Agreement will be binding on all the Partners and their respective heirs, executors, administrators, successors and assigns, whether or not any such Partner was present in Person or voted against any resolution so passed.

ARTICLE 11
REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARTNERS

11.1    Representations and Warranties of the General Partner

The General Partner hereby represents and warrants to the Limited Partners that:

(a)	it is a corporation duly amalgamated under the laws of Alberta and it is and shall continue to be duly existing and in good standing under the laws of any jurisdiction in which it carries on business;

(b)
it has and shall continue to have the capacity to act as the General Partner and its obligations herein do not conflict with or constitute a default under its constating documents or any agreement by which it is bound;

(c)	it holds and shall maintain the registrations necessary for the conduct of its business and it has and shall continue to have the licenses and permits necessary to exploit the Business; and

(d)
this Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

11.2    Covenants of the General Partner

The General Partner hereby covenants that:

(a)
subject to Section 4.2 hereof, it will maintain the registrations necessary for the conduct of its business and will have the licences and permits necessary to carry on the Business in all jurisdictions where the activities of the Partnership require such licensing or other form of registration;

(b)	it will not take any action, or permit any action to be taken, to cause the Partnership to not be a "Canadian partnership" as defined in the Tax Act;

(c)	it will make in a timely manner all filings respecting the Partnership which may be required to be made pursuant to the terms of this Agreement or applicable laws; and

(d)
it will exercise the powers conferred upon it hereunder in furtherance of the Business and will devote such time and appropriate personnel to the conduct of the affairs of the Partnership as may be reasonably required for the proper management of the affairs of the Partnership.

11.3    Representations and Warranties of Limited Partners

Each Limited Partner represents and warrants to each of the General Partner and to all the other Limited Partners that:

(a)	if an individual, the Limited Partner has attained the age of majority and has the legal capacity and competence to execute this Agreement and to take all actions required pursuant hereto;

(b)
if not an individual, the Limited Partner has the legal power and capacity to execute this Agreement and to take all actions required pursuant hereto and all necessary approvals by directors, shareholders and members of the Limited Partner, or otherwise, have been given to authorize it to execute this Agreement and to take all actions required pursuant hereto; and

(c)	the Limited Partner, or any other beneficial owner of the Partnership Units registered in its name, is not a Non-Resident and is not a Tax-Exempt.

11.4    Covenants of Limited Partners

Each of the Limited Partners hereby covenants that it will ensure that its status as described above will not be modified and it will not transfer its Partnership Units in whole or in part to any Person who would be unable to make such representations and warranties.

11.5    Validity Beyond Execution

The representations, warranties and covenants contained in this Article 11 shall remain valid after execution of this Agreement and each party shall ensure that each representation and warranty made by such party shall remain true as long as it remains a Partner.

ARTICLE 12
LIABILITIES OF THE PARTNERS AND INDEMNITIES

12.1    Liability of General and Limited Partners

(a)
The General Partner shall have unlimited liability for the debts, liabilities and obligations of the Partnership.  The General Partner will not be liable to the Limited Partners for any mistakes or errors in judgment, or for any act or omission believed by it in good faith to be within the scope of the authority conferred upon it by this Agreement (other than an act or omission which is in contravention of this Agreement or which results from or arises out of negligence or wilful misconduct in the performance of, or wilful disregard of, the obligations or duties of the General Partner under this Agreement) or for any loss or damage to any of the property of the Partnership attributable to an event beyond the control of the General Partner or its affiliates.

(b)
Subject to applicable law, the liability of each Limited Partner for the undertakings, liabilities and obligations of the Partnership will be limited to the amount of such Limited Partner's Capital Contribution plus his or her pro rata share of any undistributed Net Income of the Partnership.  Except as provided in Sections 12.1(d) and (e), a Limited Partner will have no further personal liability and, following payment in full of the subscription price for Partnership Units it has agreed to purchase, a Limited Partner will not be liable for any further calls or assessments or further contributions to the Partnership.

(c)	The Limited Partners acknowledge the possibility that, among other reasons, they may lose their limited liability:

(i)
to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province;

(ii)	by taking part in the control or management of the Business; or

(iii)	as a result of false statements in the public filings made pursuant to the Partnership Act, in which case they may be liable to third parties.

(d)
Subject to Section 4.2 hereof, the General Partner will cause the Partnership to be registered as an extra-provincial limited partnership in those jurisdictions in which the Partnership operates, owns property, incurs obligations or otherwise carries on business, to keep such registrations up to date, and to otherwise comply with the relevant legislation of such jurisdictions.  To ensure, to the greatest extent possible, the limited liability of the Limited Partners with respect to activities carried on by the Partnership in any jurisdiction where limitation of liability may not be recognized, the General Partner will cause the Partnership to operate, if at all, in such a manner as the General Partner, on the advice of counsel to the Partnership, deems appropriate.

(e)
Each Limited Partner shall indemnify and hold harmless the Partnership, the General Partner and each other Limited Partner from and against all losses, liabilities, expenses and damages suffered or incurred by the Partnership, the General Partner or the other Limited Partners by reason of misrepresentation or breach of any of the representations, warranties or covenants of such Limited Partner as set out in Sections 11.3 and 11.4.

12.2    Indemnity of Limited Partners

(a)
The General Partner shall indemnify and hold harmless each Limited Partner from any and all losses, liabilities, expenses and damages suffered by such Limited Partner where the liability of such Limited Partner is not limited, provided that such loss of limited liability was caused by the negligence or wilful misconduct by the General Partner in the performance of, or wilful disregard or breach by the General Partner of, the obligations or duties of the General Partner under this Agreement.  Such indemnity shall apply only with respect to losses in excess of the Capital Contribution of the Limited Partner.  The General Partner shall also indemnify and hold harmless the Partnership and each Limited Partner from any costs, damages, liabilities, expenses or losses suffered or incurred by the Partnership and/or the Limited Partner, as the case may be, resulting from or arising out of negligence or wilful misconduct by the General Partner in the performance of, or wilful disregard or breach by the General Partner of, the obligations or duties of the General Partner hereunder.

(b)
The amount of any such indemnity shall be limited to the extent of the assets of the General Partner and shall under no circumstance include the assets of the General Partner's parent or any affiliate of the General Partner.  Except as specifically provided for in this Section 12.2, the General Partner shall not otherwise be called upon or be liable to indemnify the Partnership or any Limited Partner.

12.3    Costs of Litigation

In any action, suit or other proceeding commenced by a Limited Partner against the General Partner, other than a claim for indemnity under Section 12.2(a), the Partnership shall bear the reasonable expenses (including legal fees on a solicitor and his own client basis) of the General Partner in such action, suit or other proceedings in which or in relation to which the General Partner is adjudged not to be in breach of any duty or responsibility imposed upon it hereunder, otherwise such costs will be borne by the General Partner.

12.4    Relationship - No Representations

The General Partner will not have or represent that it has the authority or power, as agent or otherwise, to act for or to undertake or create any obligation or responsibility, express or implied, on behalf of, or in the name of any of the other Partners or the Partnership, except as specifically provided herein and then only to achieve the objectives and purposes of the Partnership set out in this Agreement.

12.5    Indemnity of Officers of Partnership

The Partnership shall indemnify and hold harmless each officer of the Partnership from any and all losses, liabilities, expenses and damages suffered by such officer where liability of such officer is not limited as a result of having taken part in the control or management of the Business or having exercised any power in connection therewith.

12.6    Costs of Litigation

In any action, suit or other proceeding commenced against a director or officer of the General Partner, the Partnership shall bear the reasonable expenses (including legal fees on a solicitor and his own client basis) of such director or officer in such action, suit or other proceedings and unless otherwise agreed to, such director or officer shall have carriage of any such action, suit or other proceeding and shall be entitled to counsel of his or her choice.

ARTICLE 13
FUNCTIONS AND POWERS OF THE PARTNERS

13.1    Exclusive Authority

The General Partner shall have exclusive authority to administer, manage conduct, control and operate the business and affairs of the Partnership, to make all decisions regarding the Business and to bind the Partnership.  No Limited Partner in its capacity as such shall:

(a)	take part in the control or management of the Business or exercise any power in connection therewith;

(b)	execute any document on behalf of the Partnership;

(c)	represent that it has authority to bind the Partnership;

(d)	have any authority to act for, bind or undertake any obligation or responsibility on behalf of the Partnership or any other Partner;

(e)	except as provided in Section 16.2, propose any Extraordinary Resolution for approval by the holders of Class B Units unless there are, at the time, no general partners of the Partnership;

(f)
bring any action for partition or sale or otherwise, in connection with the Partnership or any interest in any Partnership Assets or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any Partnership Assets;

(g)	compel or seek a partition, judicial or otherwise, of any of the Partnership Assets distributed or to be distributed to the Partners in kind; or

(h)	take any action which will jeopardize or eliminate the status of the Partnership as a limited partnership,

except that the General Partner may do the foregoing in its capacity as a general partner of the Partnership, notwithstanding that it may also be a Limited Partner.

13.2    Rights, Powers and Obligations of the General Partner

The General Partner will have all of the rights, powers and obligations that may be possessed by a general partner pursuant to the Partnership Act and such rights, powers and obligations otherwise conferred by law and under this Agreement.  Any action taken by the General Partner in the name of or on behalf of the Partnership shall be deemed to be an act of and shall bind the Partnership.  Without limiting the foregoing, the General Partner shall be vested with the power and authority for and on behalf of and in the name of the Partnership to:

(a)	carry out all of the Partnership's obligations under:

(i)	the Support Agreement, the Voting and Exchange Trust Agreement and the Administration Agreement; and

(ii)	all other agreements which require execution by or on behalf of the Partnership involving matters or transactions which are within the ordinary course of the Partnership's Business;

(b)
open and manage bank accounts in the name of the Partnership and to name signing officers for these accounts and to borrow funds in the name of the Partnership and to spend the capital of the Partnership in the exercise of any right or power possessed by the General Partner.  The General Partner shall have the right to secure a line of credit with established financial institutions for the benefit of the Partnership;

(c)
manage, control and develop all the activities of the Partnership and to take all measures necessary or appropriate for the Business or ancillary thereto (including without limitation to exercise any and all voting rights held directly or indirectly by the Partnership in an FLP Subsidiary (subject to Section 4.1(b)), or any other affiliate or associate of the Partnership);

(d)	conclude agreements with third parties so that services may be rendered to the Partnership in the normal course of its affairs;

(e)	manage, administer, conserve, develop, operate and dispose of (subject to the provisions of Section 18.1(b)) any and all Partnership Assets and in general to engage in any and all phases of Business;

(f)
employ such Persons necessary or appropriate to carry out the Business and affairs of the Partnership and/or to assist it in the exercise of its powers and the performance of its duties hereunder and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the General Partner in its sole discretion shall determine;

(g)
make any and all expenditures and payments which, in its sole discretion, the General Partner deems necessary or appropriate in connection with the management of the business and affairs of the Partnership and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation:

(i)	all legal, accounting and other related expenses incurred in connection with the organization and financing of the Partnership; and

(ii)	the fees payable to the General Partner;

(h)
file any income tax and annual returns required by any governmental or like authority, including (on behalf of itself and each Limited Partner) the information return required each year under Regulation 229 to the Tax Act;

(i)	make, on behalf of each and every Limited Partner, all elections under the Tax Act and any provincial taxing statute;

(j)	keep adequate books and records reflecting the activities of the Partnership;

(k)	subject to the provisions of Article 5, admit any Person as a Limited Partner;

(l)	appoint and rescind the appointment of agents of the Partnership and grant and revoke powers of attorney of the Partnership;

(m)	commence and/or defend any and all actions and/or proceedings in connection with the Partnership;

(n)	execute any and all deeds, documents and instruments and to do all acts as may be necessary or desirable, in the opinion of the General Partner, to carry out the intent and purpose of this Agreement;

(o)	borrow money in the name of the Partnership from time to time as the General Partner may determine, without limitation or regard to the amount, cost or conditions of repayment of such loan;

(p)
give guarantees in the name of the Partnership in respect of the present and future indebtedness, liabilities and obligations of any of its direct or indirect subsidiaries or affiliates to any third party;

(q)
mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in or otherwise encumber any or all of the property, assets and undertaking of the Partnership, whether now owned or hereafter acquired, to secure any present and future borrowings and related expenses of the Partnership or any one or more guarantees given by the Partnership and to sell all or any of such property pursuant to a foreclosure under or other realization upon the foregoing encumbrances; and

(r)
provide to any Person holding any property or assets, or any interest therein, as trustee or agent for and on behalf of the Partnership any and all consents, authorizations and directions on behalf of the Partnership as may be necessary or desirable in connection with the granting of any mortgage, charge, assignment, hypothecation, pledge or other encumbrance of or security interest in any or all of such property or assets as are held in such capacity for and on behalf of the Partnership;

and, without limiting the generality of the foregoing, shall have the power and authority to enter into the Support Agreement, the Voting and Exchange Trust Agreement and the Administration Agreement.

13.3    Authority of the General Partner

No Person dealing with the Partnership or the General Partner purporting to act in the name or on behalf of the Partnership shall be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

13.4    Advances and Loans to Partnership

The General Partner may advance or loan to the Partnership the funds which may be necessary for the payment of administrative expenses of the Partnership.  The rate of interest and any other expense relating to such advances or borrowing shall correspond to that which the General Partner pays in relation to borrowings from its principal lenders, but shall never surpass that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings.  In addition, the General Partner may guarantee certain obligations of the Partnership provided that in no event will funds advanced to the Partnership pursuant to any such guarantee be disbursed by the Partnership to the Limited Partners.

13.5    Delegation and Termination

The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder and may delegate to such Person any power and authority of the General Partner hereunder but no such contract or delegation will relieve the General Partner of any of its obligations hereunder.

13.6    Exercise of Good Faith

(a)
The General Partner, except to the extent that it is permitted to do otherwise by acting in accordance with the provisions regarding the resolutions of conflicts of interest set out in Section 13.9, shall exercise its powers and discharge its duties and obligations hereunder honestly, in good faith, and in what it reasonably believes to be the best interests of the Limited Partners and the Partnership and shall, in discharging its duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances; provided that the best interests of the holders of Class B Units shall be deemed to be protected if the exercise of its powers and the discharge of its duties by the General Partner will neither prevent the distributions that Section 8.1 requires in respect of the Class B Units nor adversely affect the rights of the holders of Class B Units under the Support Agreement.

(b)
During the existence of the Partnership, the officers of the General Partner shall devote such time and effort to the Business as may be necessary to promote adequately the interests of the Partnership and the interests of the Limited Partners.

13.7    Indemnification

The Partnership shall indemnify the General Partner against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by it, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which it is made a party by reason of being or having been the General Partner if:

(a)	the General Partner has acted honestly, in good faith and in a manner that is in the best interests of the Partnership and in accordance with its fiduciary obligations to the Partnership; and

(b)	the conduct of the General Partner does not constitute negligence or wilful misconduct.

13.8    Exception

The Partnership shall not incur the cost of that portion of liability insurance which insures the General Partner for any liability for which the General Partner is not permitted to be indemnified under Section 13.7.

13.9    Resolution of Conflicts of Interest

Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its respective affiliates, on the one hand, and the Partnership, or any Limited Partner on the other hand, any resolution or course of action by the General Partner in respect of such conflict of interest shall be permitted and deemed approved by all Limited Partners, and shall not constitute a breach of this Agreement, or of any standard of care or duty stated or implied by applicable law, if the resolution or course of action is fair and reasonable to the Partnership.  The General Partner shall be authorized in connection with the resolution of any conflict of interest to consider:

(a)	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests;

(b)	any customary or accepted industry practices;

(c)	any applicable generally accepted accounting principles; and

(d)	such additional factors as the General Partner determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner to consider the interests of any Person other than the Partnership.  In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall be deemed to be fair and reasonable, shall be deemed to be in, or not opposed to, the best interests of the Partnership, and shall not constitute a breach of this Agreement or a breach of any standard of care or duty imposed herein or stated or implied under the Partnership Act or any other applicable law.

ARTICLE 14
ACCOUNTING AND REPORTING
14.1    Fiscal Year

The fiscal year of the Partnership will end on December 31 in each year or as the General Partner may otherwise determine.  Each such fiscal year is herein referred to as a "Fiscal Year".

14.2    Books and Records

The General Partner shall keep, during the term of the Partnership and for a period of six years thereafter, at the principal place of business of the Partnership, proper and complete records and books of account reflecting the assets, liabilities, income and expenditures of the Partnership and a register listing the names and addresses of all the Limited Partners and the number of Partnership Units held by each of them.

14.3    Register

The General Partner shall maintain, or appoint the Transfer Agent to maintain, a register of Partners (the "Register") in which every Person to whom a Partnership Unit is allotted shall be registered as a Partner.  A register of transfers of Partnership Units in which every transfer of Partnership Units shall be registered shall also be maintained by the General Partner or the Transfer Agent, subject to compliance with this Agreement.  With respect to any register or branch register, the General Partner may also appoint a registrar who may, but need not be, the same Person as the transfer agent.

14.4    Access to Books and Records

The books, records and registers required to be maintained by the General Partner shall be kept available for inspection and audit by any Limited Partner for income tax purposes during business hours at the office of the General Partner.  A Limited Partner, however, will not have access to any information of the Partnership which, in the opinion of the General Partner, should be kept confidential in the interests of the Partnership, and each Limited Partner hereby waives any right, statutory or otherwise, to greater access to the books, records and registers of the Partnership than is permitted herein.

14.5    Banking

The bankers of the Partnership and lenders to the Partnership will be determined by the General Partner, in its sole discretion.

ARTICLE 15
POWER OF ATTORNEY

15.1    Appointment

Each Limited Partner and each Person who is a transferee of a Partnership Unit or is an assignee of the interest of a Limited Partner as the beneficial owner or holder of a Partnership Unit hereby irrevocably nominates, constitutes and appoints the General Partner, with full power of substitution, as its true and lawful attorney and agent, both before and after dissolution of the Partnership, with full power and authority in its name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, make, record and file when, as and where required or appropriate, any and all of the following:

(a)
this Agreement and counterparts hereof, and all documents and instruments necessary or appropriate to form, qualify or continue the qualification of the Partnership as a valid and subsisting limited partnership in any jurisdiction where the Partnership may carry on business or own or lease property in order to establish or maintain the limited liability of the Limited Partners and to comply with the applicable laws of any such jurisdiction;

(b)	all instruments and certificates necessary to reflect any amendments to the Partnership Agreement or the Certificate which are approved pursuant to Article 16;

(c)	all instruments and certificates necessary to effect the realization or the seizure of any Limited Partner's Unit Certificate, including but not limited to any certificate of transfer;

(d)
all conveyances and other instruments necessary to effect the dissolution and termination of the Partnership (provided such dissolution and termination has been approved hereunder), including cancellation of any Unit Certificates and the signing of any elections under subsection 98(3) of the Tax Act, as may be amended or re-enacted from time to time, and any analogous provincial legislation;

(e)	such documents on behalf of and in the name of the Partnership and for the Limited Partners as may be necessary to give effect to the purpose of the Partnership as described in this Agreement;

(f)
all instruments, deeds, agreements or documents executed by the General Partner in carrying on the Business as authorized in this Agreement, including those necessary to purchase, sell, or hold the Partnership Assets;

(g)
all information returns, applications, elections, determinations or designations under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Partnership or of a Partner's interest in the Partnership including all information returns, applications, elections, determinations or designations under the Tax Act or other legislation or similar laws of Canada or of any other jurisdiction with respect to any other governmental credit, grant or benefit, the sale or transfer of the Partnership Assets, the distribution of the Partnership Assets, or the dissolution and termination of the Partnership;

(h)	any instrument or document which may be required to effect the continuation of the Partnership, or the admission of an additional or substitute Partner;

(i)	any instrument or document which may be required to effect or reflect a return pursuant to this Agreement of capital contributed by a Partner and/or the consent of the Limited Partner thereto;

(j)	the Support Agreement and the Voting and Exchange Trust Agreement and any amendments thereto; and

(k)	any instrument or document required or appropriate to be filed with any governmental authority or respecting the business or property of the Partnership, the Partnership Assets or this Agreement,

but the foregoing grant of authority shall not include the authority to transfer the interest of the Limited Partner in its Partnership Units or to vote in respect of or execute any Ordinary Resolution or any Extraordinary Resolution on behalf of any Limited Partner except to the extent required to comply with the provisions of the Voting and Exchange Trust Agreement.  By purchasing Partnership Units or accepting the transfer of a Partnership Unit or accepting assignment of the interest of a Limited Partner as the beneficial owner or holder of a Partnership Unit, each Limited Partner acknowledges and agrees that it has given such power of attorney and will ratify any and all actions taken by the General Partner pursuant to such power of attorney.

15.2    Irrevocable

The power of attorney granted herein is irrevocable, is a power coupled with an interest, shall continue despite the mental incompetence of the Limited Partner, shall survive the death or disability of a Limited Partner and shall survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner hereunder, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing such instrument with a single signature as attorney and agent for all of them.  Each Limited Partner agrees to be bound by any representations or actions made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney.  In accordance with the Power of Attorney Act (Alberta), and corresponding legislation in other jurisdictions, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity or mental infirmity on his or her part.  The General Partner may require, in connection with the subscription for, or any transfer of, Partnership Units, that the subscription form or transfer form be accompanied by the explanatory notes set out in the Power of Attorney Act (Alberta).  This power of attorney shall continue in respect of the General Partner so long as it is the General Partner of the Partnership, and shall terminate thereafter, but shall continue in respect of a new General Partner as if the new General Partner were the original attorney.

ARTICLE 16
AMENDMENT

16.1    Amendment Procedures

All amendments to this Agreement shall be made in accordance with the requirements of this Article 16.  Amendments to this Agreement may be proposed solely by the General Partner.  Any such amendment will, subject to Section 16.2, be deemed to be effective if approved by the General Partner.

16.2    Consent Required

Notwithstanding the provisions of Section 16.1:

(a)	this Article 16 may not be amended without the unanimous consent in writing of each of the Limited Partners and the General Partner;

(b)	except as provided in Section 16.3, no amendment shall be made to this Agreement which would have the effect of:

(i)
preventing the loans or distributions that Section 8.1 requires or the allocation of Net Income or Net Loss that Section 7.1 or 7.2 requires in respect of the Class B Units or adversely affecting the rights of the holders of Class B Units under the Support Agreement;

(ii)	changing the proviso set forth in Section 4.1 of Schedule A;

(iii)	changing the liability of any Limited Partner;

(iv)	allowing any Limited Partner to exercise control over the Business;

(v)	changing the right of a Limited Partner to vote on resolutions as provided in this Agreement; or

(vi)	changing the Partnership from a limited partnership to a general partnership;

(c)
no amendment shall be made to this Agreement to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or which would have an adverse impact on the holders of the Class B Units without the approval of the holders of Class B Units given in accordance with Section 11.1 of Schedule A; and

(d)
no amendment made to this Agreement which would have the effect of adversely affecting the rights and obligations of the General Partner will become effective before 45 days after the date of notice of such resolution approving such amendment is provided to the General Partner.

16.3    Approval by Extraordinary Resolution

Any amendment of the kind contemplated by Section 16.2(b) may be and will be deemed to be approved if passed by an Extraordinary Resolution.

16.4    Notice of Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

ARTICLE 17
NOTICES

17.1    Address

Any notice, request or other written communication which must be given or documents which must be sent under this Agreement shall be in writing and shall be valid and effective if given by courier, by mail (postage prepaid) or by telecopy to the address of each of the General Partner and the Limited Partners as follows:

in the case of the General Partner:
FET Management Ltd.
The Dome Tower, Suite 3000
333 - 7th Avenue S.W.
Calgary, AB T2P 2Z1

Attention: Vice President, General Counsel & Corporate Secretary
Facsimile:  (403) 298-2211

and in the case of the Limited Partners, to the address thereof in the Register.  Any such notice, request or other communication, if given by delivery or telecopy shall be deemed to be given and received on the day it is delivered or received or, if delivered or received on a day that is not a Business Day, on the next Business Day following delivery or receipt and, if given by mail, shall be deemed to be given and received on the fifth Business Day following its sending.

17.2    Change of Address

A Limited Partner may, at any time, change its address for the purpose of service by written notice to the General Partner and the Transfer Agent.  The General Partner may change the address to which, or the Person to whose attention, notices should be delivered from time to time by written notice in accordance herewith.

ARTICLE 18
DISSOLUTION AND LIQUIDATION

18.1    Events of Dissolution

The Partnership shall follow the procedure for dissolution established in Section 18.4 upon the occurrence of any of the following events or dates:

(a)	the passage of an Extraordinary Resolution to dissolve the Partnership;

(b)	the sale, exchange or other disposition of all or substantially all of the property of the Partnership, if approved by an Extraordinary Resolution;

(c)	the Partnership ceasing to have any General Partner unless a new General Partner is appointed as provided in Article 19; or

(d)	June 21, 2050.

18.2    No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except as provided in this Agreement.  The Partnership shall not come to an end by the admission of any new Partner or by reason of the death, bankruptcy, assignment of property for the benefit of creditors, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Partnership Units or upon the issue or exchange of Partnership Units.

18.3    Continuation After Event of Dissolution

Upon the occurrence of any event described in Section 18.1(c), if within 90 days thereafter, the Partners so elect by an Extraordinary Resolution, the Limited Partners shall reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as a general partner a Person approved by the Partners pursuant to the Extraordinary Resolution.  Upon any such election by Extraordinary Resolution, all Partners shall be bound thereby and shall be deemed to have approved thereof.  Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind-up its affairs.  If such an election is so made, then:

(a)	the reconstituted Partnership shall continue until the end of the term set forth in Section 18.1(d) unless earlier dissolved in accordance with this Article 18; and

(b)
all necessary steps shall be taken to cancel this Agreement and the Certificate and to enter into and, as necessary, to file a new partnership agreement and Certificate and the successor general partner may for this purpose exercise the powers of attorney granted pursuant to Section 15.1, provided that the right of the Partners by an Extraordinary Resolution to approve a successor general partner and to reconstitute and to continue the Business shall not exist and may not be exercised unless the Partnership has received an opinion of counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

18.4    Procedure on Dissolution

Upon the occurrence of any of the events set forth in Section 18.1, the General Partner (or in the event of any occurrence specified in Section 18.1(c), such other Person as may be appointed by Ordinary Resolution) shall act as a receiver and liquidator of the assets of the Partnership and shall:

(a)	sell or otherwise dispose of such part of the Partnership Assets as the receiver shall consider appropriate;

(b)	pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c)	if there are any Partnership Assets remaining, distribute such remaining Partnership Assets to the holders of Class A Units and Class B Units in accordance with Article 2 of Schedule A; and

(d)
file the notice of dissolution prescribed by the Partnership Act and satisfy all applicable formalities in such circumstances as may be prescribed by the laws of the other jurisdictions where the Partnership is registered.  In addition, the General Partner shall give prior notice of the dissolution of the Partnership by mailing to each Limited Partner such notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Partnership Act.

18.5    Cancellation of Certificate

The Partnership Certificate shall be cancelled upon the completion of all matters set forth in Section 18.4.

18.6    No Right to Dissolve

Except as provided for in Section 18.1, no Limited Partner shall have the right to ask for the dissolution of the Partnership, the winding-up of its affairs or the distribution of the Partnership Assets.

18.7    Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of Section 18.4 shall have been satisfied.

ARTICLE 19
CHANGE OF GENERAL PARTNER

19.1    Removal of the General Partner

No General Partner may be removed as a General Partner of the Partnership.

19.2    Deemed Resignation of the General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of:  (a) the bankruptcy, insolvency, dissolution, liquidation or winding up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); (b) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof; (c) levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof; or (d) the General Partner sells all or substantially all of its assets.  The General Partner shall forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 19.2.

19.3    Transfer to New General Partner

On the admission of a new General Partner to the Partnership, the new General Partner shall become a party to this Agreement by signing a counterpart hereof and the resigning General Partner will do all things and take all steps to transfer the administration, management, control and operation of the Business and the books, records and accounts of the Partnership to the new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

Notwithstanding anything contained in this Agreement, no Person may be a General Partner unless such Person is an affiliate of Enerplus.

19.4    Transfer of Title to New General Partner

On the resignation of a General Partner and the admission of a new General Partner, the resigning General Partner will, at the cost of the Partnership, transfer title to the Partnership's property which is registered in the name of such resigning or retiring General Partner to such new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

19.5    Release by Partnership

On the resignation of a General Partner, the Partnership will release and hold harmless the General Partner resigning from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after such resignation.

19.6    New General Partner

A new General Partner may be appointed at any time by the General Partner in writing provided that such new General Partner will not become a General Partner unless such new General Partner is not a Non-Resident and such new General Partner becomes a party to this Agreement by signing a counterpart hereof and agrees to be bound by all of the provisions hereof and to assume the obligations, duties and liabilities of a General Partner hereunder as from the date the new General Partner becomes a party to this Agreement.

19.7    Transfer of General Partner Interest

A General Partner may transfer all, but not less than all, of its General Partnership Interest to any Person provided that such transferee assumes the rights and duties of a General Partner and agrees to be bound by the provisions of this Agreement.

19.8    Resignation and Removal of the General Partner

A General Partner may resign as the General Partner at any time on not less than 45 days notice to the Limited Partners; provided that the General Partner shall not be permitted to resign if resignation of such General Partner would:

(a)	accelerate or cause to be due and payable any indebtedness of the Partnership other than payments due in the normal course;

(b)	result in dissolution or winding-up of the Partnership; or

(c)	constitute the Partnership a general partnership.

19.9    Effective Date of Resignation or Deemed Resignation of the General Partner

In the event of the resignation of a General Partner pursuant to Section 19.8 or the deemed resignation of a General Partner of the Partnership, such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership by Ordinary Resolution (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 19.8 or on the occurrence of the event referred to in Section 19.2 in the case of Section 19.2.

19.10         Continuity of Partnership

In the event of the bankruptcy, dissolution, liquidations or winding-up of the General Partner, the Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE 20
MISCELLANEOUS

20.1    Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Agreement.

20.2    Default by the General Partner

Any default of the General Partner resulting from an omission to take any measure within a prescribed period shall be deemed to have been corrected if the measure is taken within 30 days following a notice of a Limited Partner enjoining the General Partner to remedy this default.

20.3    Severability

The provisions of this Agreement are intended to be severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Agreement and shall not affect or impair any of the remaining provisions thereof.  If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

20.4    Successors and Assigns

The provisions of this Agreement shall enure to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns.

20.5    Governing Law

This Agreement shall be interpreted and governed by and take effect and be construed exclusively in accordance with, the laws of Alberta and the laws of Canada applicable therein.  Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of such province.

20.6    Limitation on Liability

The parties hereto acknowledge that the FCT Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the FCT and the obligations of the FCT hereunder shall not be personally binding upon the FCT Trustee or any of the unitholders of the FCT and that any recourse against the FCT, the FCT Trustee, or any unitholder of the FCT in any manner in respect of any indebtedness, obligation or liability of the FCT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the FCT Trust Assets as defined in the FCT Trust Indenture.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at Calgary, Alberta as of the date first written above.

FET MANAGEMENT LTD.	FOCUS COMMERCIAL TRUST, by its Trustee FET RESOURCES LTD.
Per: "David A. McCoy" Name: David A. McCoy Title: Vice President, General Counsel & Corporate Secretary	Per: "Derek W. Evans" Name: Derek W. Evans Title: President and Chief Executive Officer
Per: "William D. Ostlund" Name: William D. Ostlund Title: Senior Vice-President and Chief Financial Officer

EXCHANGEABLE SECURITIES PROVISIONS

PROVISIONS ATTACHING TO THE CLASS B UNITS AND
CERTAIN PROVISIONS ATTACHING TO THE CLASS A UNITS

The Class B Units shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1	For the purposes of these provisions:

(a)	"ABCA" means the Business Corporations Act (Alberta), as from time to time amended, including the regulations from time to time promulgated thereunder;

(b)	"affiliate" or "associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

(c)
"applicable law" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(d)	"Automatic Redemption" has the meaning ascribed thereto in Section 8.1(b);

(e)	"Automatic Redemption Price" has the meaning ascribed thereto in Section 8.1(b);

(f)	"Board of Directors" means the board of directors of the General Partner;

(g)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(h)
"Canadian Dollar Equivalent" means in respect of an amount expressed in a currency other than Canadian dollars (the "Foreign Currency Amount") at any date the product obtained by multiplying the Foreign Currency Amount by the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

(i)
"Change of Law" means any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Class B Units who are resident in Canada, who hold the Class B Units as capital property and deal at arm's length with Enerplus (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Class B Units for Enerplus Units in accordance with the Exchange Ratio on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

(j)	"Change of Residency Date" has the meaning ascribed thereto in Section 8.1(a);

(k)	"Class A Units" or "FLP A Units" means the Class A limited partnership units in FLP having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement;

(l)
"Class B Units" or "FLP B Units" means the Class B limited partnership units in FLP having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement and these provisions;

(m)
"Class B Unit Consideration" applicable on any date means, with respect to each Class B Unit, for any acquisition of, redemption of or distribution of assets of FLP in respect of, or purchase pursuant to, these provisions, the Support Agreement or the Voting and Exchange Trust Agreement, of such Class B Unit:

(i)	0.425 of an Enerplus Unit; plus

(ii)
a cheque or cheques payable at par at any branch of the payor's bankers in the amount of the Exchange Ratio Percentage of all cash distributions declared and paid or (where the record date for determining the holders of Enerplus Units entitled to receive such distribution has occurred) declared and unpaid on an Enerplus Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(iii)
all Enerplus Units (or fraction thereof), multiplied by the Exchange Ratio Percentage, constituting distributions declared and paid or (where the record date for determining the holders of Enerplus Units entitled to receive such distribution has occurred) declared and unpaid on an Enerplus Unit, in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(iv)
the Exchange Ratio Percentage of such other property constituting distributions declared and paid or (where the record date for determining the holders of Enerplus Units entitled to receive such distribution has occurred) declared and unpaid on an Enerplus Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

provided that: (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Enerplus Units, such Enerplus Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made less any tax required to be deducted and withheld therefrom and without interest;

(n)	"Class B Unit Price" applicable on any date means, for each Class B Unit, an amount equal to the aggregate of:

(i)	the Exchange Ratio Percentage of the Current Market Price on such date of one Enerplus Unit; plus

(ii)
an amount equal to the Exchange Ratio Percentage of all cash distributions declared and paid or (where the record date for determining the holders of Enerplus Units entitled to receive such distribution has occurred) declared and unpaid on an Enerplus Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(iii)
the Exchange Ratio Percentage of the Current Market Price on such date of all Enerplus Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Enerplus Units entitled to receive such distribution has occurred) declared and unpaid on an Enerplus Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(iv)
the Exchange Ratio Percentage of the full value of such other property constituting distributions declared and paid or (where the record date for determining the holders of Enerplus Units entitled to receive such distribution has occurred) declared and unpaid on an Enerplus Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

(o)
"Class B Unit Voting Event" means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of FLP, other than an Exempt Class B Unit Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Class B Units are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as Beneficiaries under, and as that term is defined in, the Voting and Exchange Trust Agreement;

(p)	"Court" means the Court of Queen's Bench of Alberta;

(q)
"Current Market Price" means, in respect of an Enerplus Unit on any date, the per Enerplus Unit average of the closing sale price of a board lot of Enerplus Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for such trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on such trading day), during a period of 20 consecutive trading days ending not more than three trading days before such date on the TSX, or, if Enerplus Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Enerplus Units are listed or quoted, as the case may be, as may be selected by General Partner, acting reasonably, for such purpose; provided, however, that if Enerplus Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of an Enerplus Unit shall be determined by General Partner, acting reasonably, in good faith and in its sole discretion, and provided further that any such selection or determination by General Partner shall be conclusive and binding;

(r)	"Distribution Payment Date" has the meaning ascribed thereto in the Enerplus Trust Indenture;

(s)	"Enerplus" means Enerplus Resources Fund, a trust established under the laws of the Province of Alberta pursuant to the Enerplus Trust Indenture;

(t)
"Enerplus Special Voting Right" means a special voting right of Enerplus to be issued by Enerplus and deposited with the Voting and Exchange Trustee, which shall entitle, inter alia, the holders of Class B Units to such number of votes at meetings of holders of Enerplus Units as equals the number of Enerplus Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

(u)	"Enerplus Subsidiary" means any direct or indirect subsidiary (within the meaning of the Securities Act) of Enerplus;

(v)
"Enerplus Trust Indenture" means the Amended and Restated Trust Indenture dated November 8, 2007 among EnerMark Inc., Enerplus Resources Corporation and CIBC Mellon Trust Company, as may be amended, supplemented or restated from time to time;

(w)	"Enerplus Units" means a trust unit of Enerplus, each such unit representing an equal undivided beneficial interest therein;

(x)	"Exchange Ratio" means, in respect of the exchange of Class B Units for Enerplus Units, 0.425 of an Enerplus Unit for each Class B Unit;

(y)	"Exchange Ratio Percentage" means 42.5%;

(z)
"Exempt Class B Unit Voting Event" means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of FLP in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Class B Units, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence, after taking into account the Exchange Ratio, of the Class B Units and Enerplus Units;

(aa)
"General Partner" means FET Management Ltd., a corporation amalgamated pursuant to the ABCA, and each other person who becomes an additional or substituted General Partner pursuant to the terms and conditions of the Limited Partnership Agreement;

(bb)
"governmental authority" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(cc)	"holder" means, when used with reference to the Class B Units, a holder of Class B Units shown from time to time in the register maintained by or on behalf of FLP in respect of the Class B Units;

(dd)	"Insolvency Event" means any admission in writing of the General Partner of the inability of FLP to pay its debts as they become due in the ordinary course of business;

(ee)	"Limited Partners" means the persons who from time to time hold Class A Units or Class B Units;

(ff)
"Limited Partnership Agreement" means the Amended and Restated Focus Limited Partnership limited partnership agreement dated as of February 13, 2008 between the General Partner and Focus Commercial Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, to which these provisions are attached as a Schedule, as from time to time amended, supplemented or restated;

(gg)	"Liquidation Amount" has the meaning ascribed thereto in Section 5.1;

(hh)	"Liquidation Call Right" has the meaning ascribed thereto in Section 10.1;

(ii)	"Liquidation Date" has the meaning ascribed thereto in Section 5.1;

(jj)
"Non-Resident" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(kk)	"Partners" means, collectively, the Limited Partners and the General Partner, and "Partner" means any one of the Partners;

(ll)	"Partnership" means the limited partnership formed pursuant to the Limited Partnership Agreement;

(mm)	"person" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(nn)
"Redemption Date" means the date, if any, established by the Board of Directors for the redemption by FLP of all but not less than all of the outstanding Class B Units (other than Class B Units held by Enerplus or its affiliates) pursuant to Article 7, which date shall be no earlier than January 8, 2017, unless:

(i)
there are less than one million Class B Units outstanding (other than Class B Units held by Enerplus or its affiliates), such number to be adjusted as determined by the Board of Directors, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of the Class B Units, any issue or distribution of rights, options or warrants to acquire Class B Units (or securities exchangeable for or convertible into or carrying rights to acquire Class B Units), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Class B Units, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(ii)
a Trust Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Class B Units in connection with such a Trust Control Transaction and that the redemption of all but not less than all of the outstanding Class B Units is necessary to enable the completion of such Trust Control Transaction in accordance with its terms, the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iii)
a Change of Law occurs, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iv)
a Class B Unit Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Class B Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Class B Units to consider the Class B Unit Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(v)
an Exempt Class B Unit Voting Event is proposed and the holders of the Class B Units fail to take the necessary action at a meeting or other vote of holders of Class B Units, to approve or disapprove, as applicable, the Exempt Class B Unit Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Class B Units fail to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i), (ii) or (iii) above to any of such holders of Class B Units shall not affect the validity of any such redemption;

(oo)	"Redemption Price" has the meaning ascribed thereto in Section 7.1;

(pp)	"Retracted Units" has the meaning ascribed thereto in Section 6.1(a)(i);

(qq)	"Retraction Date" has the meaning ascribed thereto in Section 6.1(a)(ii);

(rr)	"Retraction Price" has the meaning ascribed thereto in Section 6.1;

(ss)	"Retraction Request" has the meaning ascribed thereto in Section 6.1(a);

(tt)	"Securities Act" means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

(uu)	"Subdivision" has the meaning ascribed thereto in Section 3.2;

(vv)	"Support Agreement" means the amended and restated support agreement dated as February 13, 2008 among Enerplus, FLP and the General Partner, as amended or further restated from time to time;

(ww)	"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as from time to time amended, including the regulations promulgated from time to time thereunder;

(xx)	"Transfer Agent" means CIBC Mellon Trust Company or such other person as may from time to time be appointed by FLP as the registrar and transfer agent for the Class B Units;

(yy)
"Trust Control Transaction" means: (i) any merger or similar transaction involving Enerplus as a result of which all of the outstanding Enerplus Units are to be sold to or exchanged for securities and/or cash of another entity; (ii) any offer to acquire securities of Enerplus to which are attached 50% or more of the voting rights attached to all outstanding securities of Enerplus; (iii) any sale of all or substantially all of the assets and investments of Enerplus or of all or substantially all of the business and undertaking of Enerplus; or (iv) any publicly announced proposal to do any of the foregoing;

(zz)	"TSX" means the Toronto Stock Exchange;

(aaa)
"Voting and Exchange Trust Agreement" means the amended and restated voting and exchange trust agreement dated February 13, 2008 among Enerplus, FLP and CIBC Mellon Trust Company, as amended or further restated from time to time; and

(bbb)
"Voting and Exchange Trustee" means CIBC Mellon Trust Company, as trustee under the Voting and Exchange Trust Agreement, or such other person as becomes trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

ARTICLE 2
RANKING OF CLASS B UNITS

2.1
Subject to Article 5, on a distribution of assets in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs:

(a)
the holders of Class A Units shall be distributed an amount equal to the Exchange Ratio Percentage of the aggregate of all liabilities of Enerplus and all other Enerplus Subsidiaries that are not direct or indirect wholly-owned subsidiaries of FLP (other than those due among them); and

(b)	the balance of the assets of FLP shall be distributed:

(i)
as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of: (A) the number of Class B Units multiplied by the Exchange Ratio Percentage; and (B) the number of Enerplus Units, in each case as outstanding on the date of such distribution, in respect of each Class B Unit outstanding; and

(ii)	as to the remaining portion of such assets, to the holders of Class A Units rateably in accordance with the number of Class A Units held thereby.

ARTICLE 3
LOANS AND DISTRIBUTIONS

3.1	A holder of a Class B Unit shall be entitled to receive and FLP shall, subject to applicable law, on each Distribution Payment Date, make a loan in respect of each Class B Unit:

(a)
in the case of a cash distribution declared on Enerplus Units, in an amount in cash for each Class B Unit equal to the Exchange Ratio Percentage of the cash distribution (or Canadian Dollar Equivalent thereof in the case of a cash distribution declared in other than Canadian dollars) declared on each Enerplus Unit; or

(b)
in the case of a distribution declared on Enerplus Units in property other than cash or Enerplus Units, in such type and in accordance with the Exchange Ratio Percentage of the amount of property for each Class B Unit as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6) the type and amount of property declared as a distribution on each Enerplus Unit.

3.2
In the case of a distribution declared on Enerplus Units to be paid in Enerplus Units, the Board of Directors shall subdivide, redivide or change (the "Subdivision") each issued and unissued Class B Unit on the basis that each Class B Unit before the subdivision becomes a number of Class B Units equal to the sum of: (i) 0.425 of an Enerplus Unit; and (ii) the number of Enerplus Units, multiplied by the Exchange Ratio Percentage, to be paid as a unit distribution on each Enerplus Unit. In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Class B Units and the general taxation consequences of the Subdivision to the holders of the Class B Units. In such instance, and notwithstanding any other provision hereof, such Subdivision shall become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors, FLP or of the holders of Class B Units. For greater certainty, subject to applicable law, no approval of the holders to an amendment to the Limited Partnership Agreement shall be required to give effect to such Subdivision. Notwithstanding the foregoing, no such Subdivision shall be made if the distribution of Enerplus Units by Enerplus is immediately followed by an automatic consolidation of the outstanding Enerplus Units in accordance with the Enerplus Trust Indenture and such consolidation is effective.

3.3
Cheques of FLP payable at par at any branch of the bankers of FLP shall be issued in respect of any cash loans contemplated by Section 3.1(a) and the sending of such a cheque to each holder of a Class B Unit shall satisfy FLP's obligation to make the cash loan represented thereby unless the cheque is not paid on presentation. Subject to applicable law, certificates registered in the name of the registered holder of Class B Units shall be issued or transferred in respect of any Subdivision contemplated by Section 3.2 and the sending of such certificates to each holder of a Class B Unit shall satisfy the unit distribution represented thereby. Such other type and amount of property in respect of FLP's obligation to make the loans contemplated by Section 3.1(b) shall be issued, distributed or transferred by FLP in such manner as it shall determine and the issuance, distribution or transfer thereof by FLP to each holder of a Class B Unit shall satisfy FLP's obligation to make the loan represented thereby.  No holder of a Class B Unit shall be entitled to recover by action or other legal process against FLP any loan advance that is represented by a cheque that has not been duly presented to FLP's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan advance was first payable.

3.4
The record date for the determination of the holders of Class B Units entitled to receive and the date for making any loan in respect of the Class B Units under Section 3.1 shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on Enerplus Units. The record date for the determination of the holders of Class B Units entitled to receive additional Class B Units in connection with any Subdivision of the Class B Units under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on Enerplus Units.

3.5
If on any date any loan on the Class B Units under Section 3.1 is required to be made, the loan is not made in full in respect of all of the Class B Units then outstanding, any such loan that remains unadvanced shall be made on the earliest subsequent date or dates determined by the Board of Directors on which FLP shall have sufficient moneys, assets or property properly applicable to the making of such loan.

3.6
The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence (as adjusted for the Exchange Ratio) for the purposes of Sections 3.1 and 3.2 and Article 12, and each such determination shall be conclusive and binding on FLP and all Partners. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a)
in the case of the distribution of any rights, options or warrants to subscribe for or purchase Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of Enerplus Units and the term of any such instrument;

(b)
in the case of the distribution of any other form of property (including any securities of Enerplus of any class other than Enerplus Units, any rights, options or warrants other than those referred to in Section 3.6(a) above, any evidences of indebtedness of Enerplus or any assets of Enerplus) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Enerplus Unit and the Current Market Price;

(c)
in the case of any subdivision, redivision or change of the then outstanding Enerplus Units into a greater number of Enerplus Units or the reduction, combination, consolidation or change of the then outstanding Enerplus Units into a lesser number of Enerplus Units or any merger, reorganization or other transaction affecting Enerplus Units, the effect thereof upon the then outstanding Enerplus Units; and

(d)
in all such cases, the general taxation consequences of the relevant event to holders of Class B Units to the extent that such consequences may differ from the taxation consequences to holders of Enerplus Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units).

3.7	Notwithstanding anything set forth in Sections 3.1 to 3.6, inclusive, any amount or property loaned in respect of Class B Units pursuant to Section 3.1:

(a)	shall not constitute a distribution of profits or other compensation by way of income in respect of such Class B Units or a distribution of Partnership capital; and

(b)
shall constitute a loan of the amount thereof or, in the case of property, the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of the Class B Units receiving the same, which loan shall be repayable, without interest, by such holder to FLP on the earlier of:

(i)	January 1 of the calendar year next following the making thereof;

(ii)	the 5th Business Day preceding any Insolvency Event;

(iii)	the Business Day prior to the redemption pursuant to Article 6, 7 or 8 of the Class B Unit in respect of which the loan was made;

(iv)	the Business Day prior to the purchase pursuant to Article 10 of the Class B Unit in respect of which the loan was made; and

(v)	the Business Day prior to any other transfer of the Class B Unit in respect of which the loan was made.

3.8
FLP shall make (and be deemed to make) a distribution in respect of each Class B Unit equal to the amount of the loans outstanding in respect thereof as provided in Section 3.7 on the date such loans are repayable to FLP pursuant to Section 3.7.

3.9
FLP shall set off and apply the amount of any distribution made (or deemed to have been made) pursuant to Section 3.8 against the obligations of any holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7. Each holder of Class B Units shall have the right to set off and apply any amount owed by such holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7 against the amount of any distribution made pursuant to Section 3.8.

3.10	Except as provided in Article 2, this Article 3 and Article 5, the holders of Class B Units shall not be entitled to receive distributions in respect thereof.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1	So long as any of the Class B Units are outstanding, FLP shall not at any time without, but may at any time with, the approval of the holders of the Class B Units given as specified in Section 11.1:

(a)	pay any distributions on the Class A Units other than distributions payable in Class A Units;

(b)	redeem or purchase or make any capital distribution in respect of Class A Units; or

(c)	issue any Class B Units or any other units of FLP ranking superior to the Class B Units other than by way of distributions to the holders of Class B Units;

provided that such restrictions shall not apply if: (i) all loans on the outstanding Class B Units corresponding to distributions declared and paid to date on Enerplus Units shall have been made in respect of the Class B Units; or (ii) the amount or property to be loaned has been set aside for loan in respect of the Class B Units on a forthcoming Distribution Payment Date corresponding with the payment of a distribution on Enerplus Units, adjusted for the Exchange Ratio, reflected by such loan.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1
In the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its Partners for the purpose of winding up its affairs, a holder of Class B Units shall be entitled, subject to applicable law and to the exercise by the applicable Enerplus Subsidiary of the Liquidation Call Right, to receive from the assets of FLP in respect of each Class B Unit held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution, winding-up or distribution of assets an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Liquidation Date (the "Liquidation Amount") payable as provided in Section 5.2.

5.2
On or promptly after the Liquidation Date, and subject to the exercise by the applicable Enerplus Subsidiary of the Liquidation Call Right, FLP shall cause to be delivered to the holders of the Class B Units the Liquidation Amount for each such Class B Unit upon presentation and surrender of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and FLP may reasonably require, at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of the Class B Units. Payment of the total Liquidation Amount for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the register of FLP for the Class B Units or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of Class B Units, on behalf of FLP of the Class B Unit Consideration representing the total Liquidation Amount (less any amount withheld pursuant to Article 14).

5.3
On and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount (less any amount withheld pursuant to Article 14), unless upon presentation and surrender of certificates in accordance with the foregoing provisions payment of the total Liquidation Amount (less any amount withheld pursuant to Article 14) for such Class B Units shall not be made, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount (less any amount withheld pursuant to Article 14) to which such holders are entitled shall have been paid to such holders in the manner hereinbefore provided.

5.4
FLP shall have the right at any time on or before the Liquidation Date to deposit or cause to be deposited the Class B Unit Consideration representing the Liquidation Amount (less any amount withheld pursuant to Article 14) in respect of the Class B Units represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Class B Units, after such deposit, shall be limited to receiving their proportionate part of the total Liquidation Amount for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Enerplus Units delivered to them or the custodian on their behalf.

5.5
After FLP has satisfied its obligations to pay the holders of the Class B Units the Liquidation Amount per Class B Unit pursuant to Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of FLP.

ARTICLE 6
RETRACTION OF CLASS B UNITS BY HOLDER

6.1
A holder of Class B Units shall be entitled at any time after January 1, 2007, upon compliance with the provisions of this Article 6, to require FLP to redeem any or all of the Class B Units registered in the name of such holder for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Retraction Date (the "Retraction Price"), which shall be satisfied in full by FLP causing to be delivered to such holder the Class B Unit Consideration representing the Retraction Price. To effect such redemption, the holder shall present and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of Class B Units, the certificate or certificates representing the Class B Units which the holder desires to have FLP redeem, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and together with:

(a)	a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the General Partner:

(i)	specifying that the holder desires to have all or any number specified therein of the Class B Units represented by such certificate or certificates (the "Retracted Units") redeemed by FLP; and

(ii)
stating the Business Day on which the holder desires to have FLP redeem the Retracted Units (the "Retraction Date"), provided that the Retraction Date shall be not less than three (3) Business Days nor more than five (5) Business Days after the date on which the Retraction Request is received by the General Partner and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which the Retraction Request is received by the General Partner; and

(b)	payment (or evidence satisfactory to the General Partner of payment) of the taxes (if any) payable as contemplated by Section 14.4.

6.2
Upon receipt by the General Partner or the Transfer Agent in the manner specified in Section 6.1 of a certificate or certificates representing the number of Retracted Units, together with a Retraction Request and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, FLP shall redeem the Retracted Units effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such Class B Units in accordance with Section 6.3. If only a part of the Class B Units represented by any certificate is redeemed, a new certificate for the balance of such Class B Units shall be issued to the holder at the expense of FLP.

6.3
FLP shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of FLP for the Class B Units or at the address specified in the holder's Retraction Request or, if specified in such Retraction Request, by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to such holder of Class B Units, the Class B Unit Consideration representing the total Retraction Price (less any amount withheld pursuant to Article 14) and such delivery to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price to the extent that the same is represented by such Class B Unit Consideration.

6.4
On and after the close of business on the Retraction Date, the holder of the Retracted Units shall cease to be a holder of such Retracted Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Retraction Price (less any amount withheld pursuant to Article 14) unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price (less any amount withheld pursuant to Article 14) shall not be made as provided in Section 6.3, in which case the rights of such holder shall remain unaffected until the total Retraction Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price (less any amount withheld pursuant to Article 14) has been made in accordance with the foregoing provisions, the holder of the Retracted Units so redeemed by FLP shall thereafter be considered and deemed for all purposes to be the holder of Enerplus Units delivered to it.

6.5
Notwithstanding any other provision of this Article 6, FLP shall not be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent that such redemption of Retracted Units would be contrary to provisions of applicable law. If FLP believes, acting reasonably, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Units tendered for redemption on such date, FLP shall only be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Class B Units) as would not be contrary to such provisions and shall notify the holder at least one Business Day prior to the Retraction Date as to the number of Retracted Units which will not be redeemed by FLP. In any case in which the redemption by FLP of Retracted Units would be contrary to applicable law, FLP shall redeem the maximum number of Class B Units which the Board of Directors determines FLP is permitted to redeem as of the Retraction Date on a pro rata basis and shall issue to each holder of Retracted Units a new certificate, at the expense of FLP, representing the Retracted Units not redeemed by FLP pursuant to Section 6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the holder of any such Retracted Units not redeemed by FLP pursuant to Section 6.2 as a result of applicable law shall be deemed by giving the Retraction Request to have instructed the Voting and Exchange Trustee to require Enerplus to purchase such Retracted Units from such holder on the Retraction Date or as soon as practicable thereafter on payment by Enerplus to such holder of the Retraction Price for each such Retracted Unit, all as more specifically provided in Section 5.7 of the Voting and Exchange Trust Agreement.

6.6
A holder of Retracted Units may, by notice in writing given by the holder to FLP before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void.

ARTICLE 7
REDEMPTION OF CLASS B UNITS BY FLP

7.1
Subject to applicable law, FLP shall on the Redemption Date redeem all but not less than all of the then outstanding Class B Units for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Redemption Date (the "Redemption Price"), which shall be satisfied in full by FLP causing to be delivered to such holder the Class B Unit Consideration representing the Redemption Price.

7.2
In any case of a redemption of Class B Units under this Article 7, FLP shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event), send or cause to be sent to each holder of Class B Units a notice in writing of the redemption by FLP of the Class B Units held by such holder. In the case of a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event, the written notice of redemption by FLP will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price and the Redemption Date. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3
On or after the Redemption Date, FLP shall cause to be delivered to the holders of the Class B Units to be redeemed the Redemption Price (less any amount withheld pursuant to Article 14) for each such Class B Unit upon presentation and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP in the notice described in Section 7.2 of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require. Payment of the total Redemption Price for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the securities register of FLP or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP in such notice, on behalf of FLP of the Class B Unit Consideration representing the total Redemption Price (less any amount withheld pursuant to Article 14) for the holder's Class B Units.

7.4
On and after the Redemption Date, the holders of the Class B Units called for redemption shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price (less any amount withheld pursuant to Article 14), unless payment of the total Redemption Price for such Class B Units shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided.

7.5
FLP shall have the right at any time after the sending of notice of its intention to redeem the Class B Units as aforesaid to deposit or cause to be deposited the Class B Unit Consideration with respect to the Class B Units so called for redemption, or of such of the said Class B Units represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Class B Units in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Enerplus Units delivered to them or the custodian on their behalf.

ARTICLE 8
AUTOMATIC REDEMPTION

8.1	(a)
Each holder of Class B Units shall notify FLP of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated effective date of such change (the "Change of Residency Date").

(b)
On and as of the fifth Business Day prior to the Change of Residency Date, all but not less than all of such holder's Class B Units shall be and be deemed to be transferred to FLP for the Class B Unit Price applicable on the last Business Day prior to the Change of Residency Date (the "Automatic Redemption Price") in accordance with Section 8.1(c) (the "Automatic Redemption").

(c)
For the purposes of completing the purchase of the Class B Units pursuant to the Automatic Redemption, FLP shall deposit or cause to be deposited with the Transfer Agent, as soon as practicable after the Change of Residency Date, the Class B Unit Consideration representing the total Automatic Redemption Price. From and after the fifth Business Day prior to the Change of Residency Date, the holder of the Class B Units referred to in Section 8.1(a) shall cease and be deemed to cease to be a holder of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement ), other than the right to receive the total Automatic Redemption Price payable by FLP to such holder (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Change of Residency Date be considered and deemed for all purposes to be the holder of Enerplus Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of FLP shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled.

ARTICLE 9
PURCHASE FOR CANCELLATION

9.1
Subject to applicable law and the Limited Partnership Agreement and notwithstanding Section 9.2, FLP may at any time and from time to time purchase for cancellation all or any part of the Class B Units by private agreement with any holder of Class B Units.

9.2
Subject to applicable law and the Limited Partnership Agreement, FLP may at any time and from time to time purchase for cancellation all or any part of the outstanding Class B Units by invitation to tender made to all the holders of record of Class B Units then outstanding at any price per Class B Unit. If in response to an invitation for tenders under the provisions of this Section 9.2, more Class B Units are tendered at a price or prices acceptable to FLP than FLP is prepared to purchase, the Class B Units to be purchased by FLP shall be purchased as nearly as may be pro rata according to the number of Class B Units tendered by each holder who submits a tender to FLP, provided that when Class B Units are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the Class B Units tendered at the price at which more Class B Units were tendered than FLP is prepared to purchase after FLP has purchased all the Class B Units tendered at lower prices. If only part of the Class B Units represented by any certificate shall be purchased, a new certificate for the balance of such Class B Units shall be issued at the expense of FLP.

ARTICLE 10
CERTAIN RIGHTS TO ACQUIRE CLASS B UNITS

10.1	(a)
Enerplus, through the applicable Enerplus Subsidiary, shall have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, to purchase from all but not less than all of the holders (other than Enerplus and its affiliates) of Class B Units on the Liquidation Date all but not less than all of the Class B Units held by each such holder upon payment by the applicable Enerplus Subsidiary to each such holder of the Liquidation Amount for each of such holder's Class B Units in accordance with Section 10.1(c). In the event of the exercise of the Liquidation Call Right by the applicable Enerplus Subsidiary, each holder shall be obligated to sell all the Class B Units held by such holder to such Enerplus Subsidiary on the Liquidation Date upon payment by such Enerplus Subsidiary to such holder of the Liquidation Amount for each such Class B Unit, whereupon FLP shall have no obligation to pay any Liquidation Amount to the holders of such Class B Units so purchased by such Enerplus Subsidiary.

(b)
To exercise the Liquidation Call Right, the applicable Enerplus Subsidiary must notify FLP and the Transfer Agent of such Enerplus Subsidiary's intention to exercise such right at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of FLP or any other voluntary distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, and at least five (5) Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of FLP or any other involuntary distribution of the assets of FLP among its Partners for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Class B Units as to whether such Enerplus Subsidiary has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by such Enerplus Subsidiary. If such Enerplus Subsidiary exercises the Liquidation Call Right, then on the Liquidation Date, such Enerplus Subsidiary will purchase and the holders of Class B Units will sell all of the Class B Units then outstanding for a price per Class B Unit equal to the Liquidation Amount.

(c)
For the purposes of completing the purchase of the Class B Units pursuant to the Liquidation Call Right, the applicable Enerplus Subsidiary shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Class B Unit Consideration representing the total Liquidation Amount. Provided that such Class B Unit Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount payable by the applicable Enerplus Subsidiary (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of Enerplus Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the applicable Enerplus Subsidiary shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled. If such Enerplus Subsidiary does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Class B Units will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by FLP in connection with the liquidation, dissolution or winding-up of FLP pursuant to Section 5.2.

ARTICLE 11
AMENDMENT AND APPROVAL

11.1
Any approval given by the holders of the Class B Units to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or any other matter requiring the approval or consent of the holders of Class B Units shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of Class B Units entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of Class B Units (other than Enerplus and its affiliates) represented in person or by proxy at a meeting of holders of Class B Units duly called for such purpose and held upon at least 21 days' notice at which the holders of at least 25% of the outstanding Class B Units (other than Class B Units held by Enerplus and its affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Class B Units at that time are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the holders of Class B Units (other than Enerplus and its affiliates) present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders (other than Enerplus and its affiliates) represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Class B Units. For purposes of this section, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. On every vote taken at every such meeting or adjourned meeting each holder of Class B Units shall be entitled to one vote in respect of each Class B Unit held by such holder.

ARTICLE 12
RECIPROCAL CHANGES, ETC. IN RESPECT OF ENERPLUS UNITS

12.1
Each holder of a Class B Unit acknowledges that the Support Agreement provides, in part, that Enerplus will not, without the prior approval of FLP and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a)
issue or distribute Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units) to the holders of all or substantially all of the then outstanding Enerplus Units by way of a distribution, other than an issue of Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units) to holders of Enerplus Units (i) who exercise an option to receive distributions in Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units) in lieu of receiving cash distributions, or (ii) pursuant to any distribution reinvestment plan;

(b)
issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Enerplus Units entitling them to subscribe for or to purchase Enerplus Units (or securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units); or

(c)	issue or distribute to the holders of all or substantially all of the then outstanding Enerplus Units:

(i)	securities of Enerplus of any class other than Enerplus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Enerplus Units);

(ii)	rights, options or warrants other than those referred to in Section 12.1(b);

(iii)	evidences of indebtedness of Enerplus; or

(iv)	assets of Enerplus,

unless the economic equivalent (after giving effect to the Exchange Ratio) on a per Class B Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to give effect to a redemption by Enerplus of Enerplus Units in accordance with the Enerplus Trust Indenture.

12.2
Each holder of a Class B Unit acknowledges that the Support Agreement further provides, in part, that Enerplus will not without the prior approval of FLP and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a)	subdivide, redivide or change the then outstanding Enerplus Units into a greater number of Enerplus Units;

(b)	reduce, combine, consolidate or change the then outstanding Enerplus Units into a lesser number of Enerplus Units; or

(c)	reclassify or otherwise change Enerplus Units or effect a merger, reorganization or other transaction affecting Enerplus Units;

unless the same or an economically equivalent change (after giving effect to the Exchange Ratio) shall simultaneously be made to, or in the rights of the holders of, the Class B Units.

12.3	Notwithstanding the foregoing provisions of this Article 12, in the event of a Trust Control Transaction:

(a)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "Redemption Date"; and

(b)
in which all or substantially all of the then outstanding Enerplus Units are converted into or exchanged for securities or rights to receive such securities (the "Other Securities ") of another person (the "Other Entity") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Enerplus;

then all references herein to "Enerplus" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Enerplus Units" shall thereafter be and be deemed to be references to "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Class B Units on the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Class B Units would have received if the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of the Class B Units and without any further action required.

ARTICLE 13
ACTIONS BY FLP UNDER SUPPORT AGREEMENT

13.1
FLP shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Class B Units given in accordance with Section 11.1 other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)	adding to the covenants of the other parties to such agreement for the protection of FLP or the holders of the Class B Units thereunder;

(b)
making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Class B Units; or

(c)
making such changes in or corrections to such agreement which, on the advice of counsel to FLP, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Class B Units.

ARTICLE 14
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

14.1
The certificates evidencing the Class B Units shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions relating to the Liquidation Call Right, Automatic Redemption, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

14.2
Each holder of a Class B Unit, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge the Automatic Redemption in favour of FLP, and the Liquidation Call Right in favour of the applicable Enerplus Subsidiary and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, or a change of residency, as the case may be, and to be bound thereby as therein provided.

14.3
FLP, Enerplus, the applicable Enerplus Subsidiary and the Transfer Agent shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Class B Units such amounts as FLP, Enerplus, the applicable Enerplus Subsidiary or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, territorial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Class B Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, FLP, Enerplus, the applicable Enerplus Subsidiary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to FLP, Enerplus, the applicable Enerplus Subsidiary or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and FLP, Enerplus, the applicable Enerplus Subsidiary or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

14.4
Upon any transfer or redemption of Class B Units, the certificate or certificates representing Enerplus Units to be delivered in connection with the payment of the total Redemption Price, Liquidation Amount, Retraction Price or Automatic Redemption Price, as the case may be, therefore shall be made without charge to the holder of the Class B Units so transferred or redeemed subject to these provisions and provided, however that such holder:

(a)
shall pay (and none of Enerplus, FLP or the applicable Enerplus Subsidiary shall be required to pay) on an after-tax basis any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer or redemption, including, without limitation, any sales or land transfer taxes payable in any jurisdiction as a result of such transfer or redemption; or

(b)	shall have provided evidence to the satisfaction of FLP that such taxes, if any, have been paid in full.

SCHEDULE A
RETRACTION REQUEST

[TO BE PRINTED ON CLASS B UNIT CERTIFICATES]

To:	Focus Limited Partnership (the "Partnership") and Enerplus Resources Fund (the "Trust")

This notice is given pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "Exchangeable Securities Provisions") attaching to the Class B Units of FLP represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Securities Provisions have the meanings ascribed to such words and expressions in such Exchangeable Securities Provisions.

The undersigned hereby notifies FLP that the undersigned desires to have FLP redeem in accordance with Article 6 of the Exchangeable Securities Provisions:

[  ]           all Class B Unit (s) represented by this certificate; or

[  ]           Class B Unit (s) (only) represented by this certificate.

The undersigned hereby notifies FLP that the Retraction Date shall be _____________.

NOTE:
The Retraction Date must be a Business Day and must not be less than three (3) Business Days nor more than five (5) Business Days after the date upon which this notice is received by FLP. If no such Business Day is specified above, the Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which this notice is received by the General Partner.

This Retraction Request may be revoked and withdrawn by the undersigned only by notice in writing given to FLP at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of applicable law, FLP is unable to redeem all Retracted Units, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Enerplus to purchase the unredeemed Retracted Units.

The undersigned hereby represents and warrants to FLP and Enerplus that the undersigned has good title to, and owns, the Class B Unit(s) represented by this certificate to be acquired by FLP or Enerplus, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Class B Unit holder)	(Guarantee of Signature)

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Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units are to be held for pick-up by the Class B Unit holder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the Class B Unit holder as it appears on the register.

NOTE:
This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units will be issued and registered in, and made payable to, respectively, the name of the Class B Unit holder as it appears on the register of FLP and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such Class B Unit holder as indicated above, unless the form appearing immediately below is duly completed.

Date: __________________________________

Name of person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Class B Unit holder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE:
If this Retraction Request is for less than all of the Class B Unit(s) represented by this certificate, a certificate representing the remaining Class B Unit(s) of FLP represented by this certificate will be issued and registered in the name of the Class B Unit holder as it appears on the register of FLP, unless the Class B Unit Transfer Power on the Class B Unit(s) certificate is duly completed in respect of such Class B Unit(s).